SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2002

Serono S.A.

(Registrant’s Name)

15 bis, Chemin des Mines
Case Postale 54
CH-1211 Geneva 20
Switzerland

(Address of Principal Executive Offices)

1-15096

(Commission File No.)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x Form 40-F ___

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).) ______

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).) ______

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______)

Media Release

FOR IMMEDIATE RELEASE

SERONO TO HOLD R&D DAY FOR INVESTORS AND ANALYSTS TODAY

London, UK, December 2, 2002 – Serono S.A. (virt-x: SEO and NYSE: SRA) announced that it will hold an R&D Day for investors and analysts in London today at which it will present an update on projects in research and development. The event will begin at 14.00 Greenwich Mean Time (15.00 Central European Time and 9.00 A.M. Eastern Time).

The agenda for this meeting is available on www.serono.com. The presentation will be available via a live audio webcast with slide transmission, also accessible at www.serono.com. An archive of this webcast will be available until December 20, 2002.

About Serono

Serono is a global biotechnology leader. The Company has six recombinant products on the market, Gonal-F®, Luveris®, Ovidrel®/Ovitrelle®, Rebif®, Serostim® and Saizen® (Luveris® is not approved in the USA). In addition to being the world leader in reproductive health, Serono has strong market positions in neurology, metabolism and growth. The Company's research programs are focused on growing these businesses and on establishing new therapeutic areas. Currently, there are twenty-one new molecules in development.

In 2001, Serono achieved worldwide revenues of US$1.38 billion, and a net income of US$317 million, making it the third largest biotech company in the world based on revenues. The Company operates in 45 countries, and its products are sold in over 100 countries. Bearer shares of Serono S.A., the holding company, are traded on the virt-x (SEO) and its American Depositary Shares are traded on the New York Stock Exchange (SRA).

###

Some of the statements in this press release are forward looking. Such statements are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of Serono S.A. and affiliates to be materially different from those expected or anticipated in the forward-looking statements. Forward-looking statements are based on Serono’s current expectations and assumptions, which may be affected by a number of factors, including those discussed in this press release and more fully described in Serono’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on May 21, 2002.  These factors include any failure or delay in Serono’s ability to develop new products, any failure to receive anticipated regulatory approvals, any problems in commercializing current products as a result of competition or other factors, our ability to obtain reimbursement coverage for our products, and government regulations limiting our ability to sell our products. Serono has no responsibility to update the forward-looking statements contained in this press release to reflect events or circumstances occurring after the date of this press release.

###

-more-

For more information, please contact:
Serono in Geneva, Switzerland:
Media Relations:	Investor Relations:
Tel: +41-22-739 36 00	Tel: +41-22-739 36 01
Fax: +41-22-739 30 85	Fax: +41-22-739 30 22
http://www.serono.com	Reuters: SEOZ.VX / SRA.N
Bloomberg: SEO VX / SRA US
Serono, Inc., Rockland, MA
Media Relations:
Tel. +1 781 681 2340
Fax: +1 781 681 2935
http://www.seronousa.com

-end-

Agenda for Serono’s R&D Days
London, December 2nd 2002
New York, December 4th 2002

1	Introduction	Jacques Theurillat, Deputy CEO
2	Overview of R&D Progress	Andrew Galazka, MD, Senior Vice President, Scientific Affairs
3	Overview of Serono’s Research Projects	Silvano Fumero, PhD, Senior Executive Vice President, Research & Pharmaceutical Development
4	Overview of Clinical Development	Stevo Knezevic, MD, Senior Executive Vice President, Clinical Development
5	Genomics in Drug Discovery and Development at Serono
Serono and Genset - a Unique Biotech Approach
Marc Vasseur, PhD, Chairman & CEO, Genset
Genetics and Genomics – From Human Disease to a Tractable Pathway
Daniel Cohen, MD, PhD, Chief Scientific Officer, Genset
From Genomics Through to Leads – Driving the Discovery of New Medicines
Tim Wells, PhD, Vice President Research, Head of Discovery
6	Reproductive Health

	Developments in Reproductive Health	Steve Arkinstall, PhD, Vice President, Head of Serono Reproductive Biology Institute
	Anastrozole Project	Donald Tredway, MD, Medical Director Reproductive Health

Break
7	Metabolic Endocrinology
New Developments in Metabolic Endocrinology
Elisabeth Svanberg, MD, PhD, Vice President, Head of Metabolic Endocrinology
8	Multiple Sclerosis
	Recent Deals in Multiple Sclerosis	Andrew Galazka, MD, Senior Vice President, Scientific Affairs
	Neurology Clinical Development	Gordon Francis, MD, Vice President, Neurology Clinical Development
Multiple Sclerosis - Evolution of the Competitive Landscape
Samir Shah, MD, Vice President, Corporate Marketing, Neurology
New Therapies
9	Efalizumab in the Treatment of Moderate-Severe Plaque Psoriasis
Craig Leonardi, MD, University of St Louis, Missouri, USA
10	The Importance of IL-18 and IL-18 Binding Protein in Inflammatory Diseases
Charles Dinarello, MD, University of Colorado, Denver, USA
11	Developments in New Therapies	Philippe Wiesel, MD, Medical Director New Therapies US
12	Concluding Remarks	Andrew Galazka, MD, Senior Vice President, Scientific Affairs

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SERONO S.A. a Swiss corporation (Registrant)

Date: December 2, 2002	By:	/s/ Jacques Theurillat

Name: Jacques Theurillat
Title: Deputy Chief Executive Officer

serono
biotech & beyond

This presentation may contain forward-looking statements that reflect management's current views as to the company's collaborative arrangements, clinical trials, product developments, regulatory approvals, manufacturing scale-up, and other future events and operations. These forward-looking statements involve uncertainties and other risks that are detailed in Serono's filings with the U.S. Securities and Exchange Commission, including the "Risk Factors" and "Operating and Financial Review and Prospects" sections of Serono's Annual Report on Form 20-F filed on May 21, 2002. Actual results could differ materially from these forward-looking statements.

This presentation is intended only for the purpose of providing information relevant to the investment community and should not be used for any other purposes.

serono biotech & beyond

serono
biotech & beyond

2002: A Great Year for R&D

Jacques Theurillat
Deputy Chief Executive Officer

Serono Is a Diversified Global Business


9 months 2001
Growth 8.6%
HIV-associated wasting 10.8%
Multiple Sclerosis 29.5%
Other 5.0%
Reproductive Health 46.1%
9 months 2002
Growth 8.7%
HIV-associated wasting 6.8%
Multiple Sclerosis 37.2%
Other 2.3%
Reproductive Health 45.0%
$911m
+11%
$1,014m

2002 Major Milestones (1)

- FDA Approval of Rebif in relapsing Multiple Sclerosis
- The first time a product has overcome the orphan drug exclusivity of another based on a superior efficacy claim


MARCH 7 2002
APPROVED

- Thanks to timely investment in US marketing and sales infrastructure we were able to launch the product in the US two working days after FDA approval
- Co-promotion with Pfizer (July 11)
- Joint Serono/ Pfizer sales effort began early October
- 12 month EVIDENCE study data published in *Neurology* November 26

2002 Major Milestones (2)

- Reproductive Health
  - Successful roll-out of Gonal-F multidose (already 35% of our r-hFSH sales by Q3)
  - Meta-analysis confirms a higher likelihood of achieving pregnancy with Gonal-F than with u-FSH in IVF
    Daya S. Fertility and Sterility, 77:4, 2002
  - Ovidrel and Luveris add a real competitive advantage to support Gonal-F
- Growth Hormone
  - Registration and roll-out of cool.click in Europe
  - Positive results from confirmatory study of Serostim in AIDS wasting
  - Positive results from Serostim in HARS phase 2/3 study
  - Positive results from GH in combination with glutamine in short bowel syndrome → FDA filing (Q4)
- TBP-1
  - Positive outcome from TBP-1 phase 2 in psoriasis and psoriatic arthritis → Phase 3 planned for mid 2003

serono
biotech & beyond

2002 - a Year of Significant Deals for Serono

- **Novantrone** – agreement with Amgen to commercialize Novantrone, registered for various forms of multiple sclerosis and certain cancers in the US (Nov 12)
- **Raptiva** – agreement with Genentech to develop and market Raptiva for psoriasis in RoW*. Co-development of Raptiva for additional indications (Aug 8)

  * Outside of US, Japan and certain Asian markets
- **Anastrozole** – exclusive worldwide agreement with AstraZeneca to develop, register and market the aromatase inhibitor anastrozole for female infertility (July 23)
- **Cladribine** – exclusive worldwide agreement with IVAX to develop and market cladribine in multiple sclerosis (Oct 30)
- **Genset** – tender offer successful. 92% of fully diluted capital tendered. Integration complete

2002 – a Great Year for Serono's R&D

- Launch of Rebif in the US represents a major milestone in the history of Serono
- Late stage progress in both Reproductive Health and Growth Hormone
- Following positive results in Phase 2 we are focusing TBP-1 on psoriasis
- We have concluded a number of significant agreements to support existing and future franchises
- Continuing diversification and strengthening of our businesses

serono
biotech & beyond

Overview of R&D Progress

Andrew Galazka MD
Senior Vice President
Scientific Affairs

Therapeutic area	Preclinical phase	Phase 1	Phase 2	Phase 3
Reproductive health	oxytocin receptor antagonist ▪ pre-term labour prostanoid FP receptor antagonist ▪ pre-term labour	microencapsulated r-FSH ▪ to reduce the frequency of administration of r-FSH type 1 5-alpha reductase inhibitor* ▪ acne	anastrozole ▪ first line therapy in female infertility (OI) r-LIF ▪ embryo implantation failure	
Neurology	breaker peptide ▪ Alzheimer's disease chemokine inhibitor ▪ multiple sclerosis IKK-2 inhibitor ▪ multiple sclerosis JNK inhibitor ▪ central nervous system disorders	IFNAR-2 ▪ to increase the half life of IFN-beta 1a in MS PEG r-IFN-beta 1a* ▪ anti-viral cladribine ▪ multiple sclerosis	r-IFN-beta 1a ▪ Guillain-Barre syndrome r-IL-6 (atexakin alfa) ▪ diabetic neuropathy	
Growth and metabolism	PEG GHRF ▪ growth retardation PTP1b inhibitor ▪ diabetes and obesity			r-GH ▪ HARS/Lipodystrophy
Gastroenterology		r-IL-18 bp ▪ Crohn's disease	r-IFN-beta 1a ▪ Crohn's disease r-IFN-beta 1a ▪ ulcerative colitis r-TBP-1 (onercept) ▪ Crohn's disease	r-GH ▪ short bowel syndrome r-IFN-beta 1a ▪ chronic hepatitis C in Asian patients
Inflammatory and autoimmune diseases	IKK-2 inhibitor ▪ rheumatoid arthritis JNK inhibitor ▪ ischemic and inflammatory conditions TACI ▪ autoimmune conditions BCMA ▪ autoimmune conditions	r-IL-18 bp ▪ rheumatoid arthritis r-IL-18 bp ▪ psoriasis and psoriatic arthritis	r-TBP-1 (onercept) ▪ psoriasis and psoriatic arthritis efalizumab (Raptiva™) ▪ rheumatoid arthritis	efalizumab (Raptiva™) ▪ psoriasis
Oncology	iturelix nanospheres (GnRH antagonist)* ▪ prostate cancer and BPH			

*out-licensing candidates

Therapeutic area	Preclinical phase	Phase 1	Phase 2	Phase 3
Reproductive health	oxytocin receptor antagonist ▪ pre-term labour **prostanoid FP receptor antagonist** ▪ pre-term labour	microencapsulated r-FSH ▪ to reduce the frequency of administration of r-FSH type 1 5-alpha reductase inhibitor* ▪ acne	**anastrozole** ▪ first line therapy in female infertility (OI) **r-LIF** ▪ embryo implantation failure	
Neurology	breaker peptide ▪ Alzheimer's disease chemokine inhibitor ▪ multiple sclerosis IKK-2 inhibitor ▪ multiple sclerosis JNK inhibitor ▪ central nervous system disorders	**IFNAR-2** ▪ to increase the half life of IFN-beta 1a in MS PEG r-IFN-beta 1a* ▪ anti-viral **cladribine** ▪ multiple sclerosis	r-IFN-beta 1a ▪ Guillain-Barré syndrome **r-IL-6 (atexakin alfa)** ▪ diabetic neuropathy	
Growth and metabolism	PEG GHRF ▪ growth retardation **PTP1b inhibitor** ▪ diabetes and obesity			**r-GH** ▪ HARS/ Lipodystrophy
Gastroenterology		r-IL-18 bp ▪ Crohn's disease	r-IFN-beta 1a ▪ Crohn's disease r-IFN-beta 1a ▪ ulcerative colitis r-TBP-1 (onercept) ▪ Crohn's disease	**r-GH** ▪ short bowel syndrome **r-IFN-beta 1a** ▪ chronic hepatitis C in Asian patients
Inflammatory and autoimmune diseases	IKK-2 inhibitor ▪ rheumatoid arthritis JNK inhibitor ▪ ischemic and inflammatory conditions TACI ▪ autoimmune conditions BCMA ▪ autoimmune conditions	r-IL-18 bp ▪ rheumatoid arthritis r-IL-18 bp ▪ psoriasis and psoriatic arthritis	**r-TBP-1 (onercept)** ▪ psoriasis and psoriatic arthritis **efalizumab (Raptiva™)** ▪ rheumatoid arthritis	**efalizumab (Raptiva™)** ▪ psoriasis
Oncology	iturelix nanospheres (GnRH antagonist)* ▪ prostate cancer and BPH			

*out-licensing candidates

Therapeutic area	Preclinical phase	Phase 1	Phase 2	Phase 3
Reproductive health	oxytocin receptor antagonist ▪ pre-term labour **prostanoid FP receptor antagonist** ▪ pre-term labour	microencapsulated r-FSH ▪ to reduce the frequency of administration of r-FSH type 1 5-alpha reductase inhibitor* ▪ acne	**anastrozole** ▪ first line therapy in female infertility (OI) **r-LIF** ▪ embryo implantation failure	
Neurology	breaker peptide ▪ Alzheimer's disease chemokine inhibitor ▪ multiple sclerosis IKK-2 inhibitor ▪ multiple sclerosis JNK inhibitor ▪ central nervous system disorders	**IFNAR-2** ▪ to increase the half life of IFN-beta 1a in MS PEG r-IFN-beta 1a* ▪ anti-viral **cladribine** ▪ multiple sclerosis	r-IFN-beta 1a ▪ Guillain-Barré syndrome **r-IL-6 (atexakin alfa)** ▪ diabetic neuropathy	
Growth and metabolism	PEG GHRF ▪ growth retardation **PTP1b inhibitor** ▪ diabetes and obesity			**r-GH** ▪ HARS/ Lipodystrophy
Gastroenterology		r-IL-18 bp ▪ Crohn's disease	r-IFN-beta 1a ▪ Crohn's disease r-IFN-beta 1a ▪ ulcerative colitis r-TBP-1 (onercept) ▪ Crohn's disease	**r-GH** ▪ short bowel syndrome **r-IFN-beta 1a** ▪ chronic hepatitis C in Asian patients
Inflammatory and autoimmune diseases	IKK-2 inhibitor ▪ rheumatoid arthritis JNK inhibitor ▪ ischemic and inflammatory conditions TACI ▪ autoimmune conditions BCMA ▪ autoimmune conditions	r-IL-18 bp ▪ rheumatoid arthritis r-IL-18 bp ▪ psoriasis and psoriatic arthritis	**r-TBP-1 (onercept)** ▪ psoriasis and psoriatic arthritis **efalizumab (Raptiva™)** ▪ rheumatoid arthritis	**efalizumab (Raptiva™)** ▪ psoriasis
Oncology	iturelix nanospheres (GnRH antagonist)* ▪ prostate cancer and BPH			

*out-licensing candidates

serono
biotech & beyond

Overview of Serono's Research Projects

Silvano Fumero PhD
Senior Executive Vice President
Research & Pharmaceutical Development

Serono Discovery : Our Mission


Culture:
Science-based innovation rewarding creativity
Understanding the molecular basis of disease
DISCOVERY
Intellectual Property: a strong platform for future growth
Technology: Building on proven drug development skills with unique & distinctive technology
Partnerships & Alliances: building a strong network
Global presence: Integrating biotech and breakthroughs across the world

Our Mission is to understand the pathway from the gene to the disease and design effective therapies

Our Mission: To Understand the Pathway from the Gene to the Disease


Genome
Cell Biology
Proteome
Pharmacology
in vitro/in vivo
Bio-engineering
Drug
Small molecules
Proteins
Antibodies
Drug Delivery Systems

serono
biotech & beyond

Our Mission: To Understand the Pathway from the Gene to the Disease


Genome
Cell Biology
Proteome
Pharmacology
in vitro/in vivo
Bio-engineering
Drug

- Our research organisation includes research and development centers in :
  - Boston : Discovery in Reproductive Health
  - Geneva : Discovery in Neurology and Immunology
  - Ivrea : Pharmacology Models / Toxicology
  - Cambridge : Phase I Volunteers studies
  - Ivrea : Drug Delivery Systems
  - Paris : Centre of Excellence in Genetics

Our Mission: To Understand the Pathway from the Gene to the Disease



Genome
Cell Biology
Proteome
Pharmacology *in vitro/in vivo*
Bio-engineering
Drug
*

We recently added the Genset laboratories in Evry, near Paris. This will substantially advance the discovery of new therapies by integrating disease biology with genetic and genomic understanding.

Screening for Drug-like-Molecules Beyond Ultra HTS to High Content Screening


*
Small molecules

- Our small molecule identification programme is driven by:
  - Proprietary computational tools based on substructure analysis, improving screening efficiency up to two orders of magnitude
  - Proprietary libraries of drug-like molecules made in collaboration with Evotec/Oxford Asymmetry International
  - Rational Design, using structural biology (high resolution X-ray and NMR) to support our medicinal chemistry

Pharmacology: Rapid Evaluation to Validate New Molecules


*

- We accelerate drug innovation by having a clear path from the idea to proof in clinic:
  - Animal models based on genetic technologies allow rapid progression to proof of principle in man
  - Large panel of pharmacology models (more than 50) enable us to study our molecules *in vivo*
  - Early evaluation of PK and Toxicology enable us to select the molecules which will win

serono biotech & beyond

Safety Evaluation and Phase I Volunteers Studies


*

- Strong expertise in general toxicology, mutagenicity, teratogenicity and carcinogenicity
- Pharmacokinetics and Metabolism/ADME studies
- Phase I clinical studies facility (44 beds) and centralised clinical laboratory
- GLP compliance

serono biotech & beyond

Drug Release Formulation Technologies: Improving Patient Convenience and Efficacy



- We have proprietary platform drug release formulation technologies and a network of collaborations enabling us to control the pharmacokinetic and pharmacodynamic properties of our molecules using :
  - Microspheres
  - Lipid nanoparticles
  - Peptide transporters
  - Post-translational modifications and PEGylation

Serono Therapeutic Area Development Map



Immune diseases
Endometriosis
Fibrosis
RA, IBD, Psoriasis etc.
Repro.
Cancers
Preterm
Labor
Alzheimer's
Parkinson's
Epilepsy
Reproductive
Health
Fertility
MS
Neurology
Male
Infertility
Growth
Wasting
Pain
Neuropathy
PCOS
/ infertility
Male
Andropause
Obesity
Diabetes
Metabolism

Number of Leads in Active Preclinical Development and Phase I From 1997 to 2002


10
8
6
4
2
0
1997
1998
1999
2000
2001
nov.02
Leads
Phase I

Leads: Highlights from Jan. 97 to Nov. 02

- **20 new leads in total**
  - 12 Proteins
  - 4 Small Molecules
  - 4 Drug Delivery Systems

- 8 out of 20 leads successfully completed Phase I
- 10 out of 20 leads are in Preclinical Development
- Only 2 out of 20 leads have been discontinued

Overview of Clinical Development

Stevo Knezevic MD
Senior Executive Vice President
Clinical Development

The Clinical Development Mission

Clinical Development transforms drug candidates into marketable products to satisfy unmet medical needs

We provide scientific support for our products throughout their lifecycle

Strategic Prioritization

- In the recent past we have had many early stage projects in our pipeline
- Progress with our development projects and recent agreements have considerably increased the options available
- Going forward we will pursue the projects with the best strategic fit
- We will look for appropriate partners for projects that do not fit with our chosen strategy

serono
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Project Prioritization

- Priority 1: Projects that have the best strategic fit with our business
- Priority 2: Projects that are important to our business but do not have the same potential or expected level of impact
- Priority 3: Projects that we are not currently pursuing
  - we may pursue in the future if the environment changes
  - we may seek partnership opportunities

serono biotech & beyond

Prioritization for 2003

- We allocate resources and commit to timelines based on project prioritization

Project Prioritization		
	Percent of Projects*	Resource Allocation**
Priority 1		
Priority 2		
Priority 3		

*2003 clinical development projects

**Of total development resources

Prioritization of Selected Projects

Therapeutic area	Priority 1	Priority 2	Priority 3
Reproductive health	anastrozole ▪ first line therapy in female infertility (OI)	microencapsulated r-FSH ▪ to reduce the frequency of administration of r-FSH r-LIF ▪ embryo implantation failure	r-TBP-1 ▪ endometriosis
Neurology	cladribine ▪ multiple sclerosis	IFNAR-2 ▪ to increase the half life of IFN-beta 1a in MS IL6 ▪ diabetic neuropathy	
Growth and metabolism	r-GH ▪ HARS/Lipodystrophy		
Gastroenterology	r-IL-18 bp ▪ Crohn's disease r-IFN-beta 1a ▪ chronic hepatitis C in Asian patients r-GH ▪ short bowel syndrome	r-IFN-beta 1a ▪ ulcerative colitis r-TBP-1 ▪ Crohn's disease r-IFN-beta 1a ▪ Crohn's disease	
Inflammatory and autoimmune diseases	r-IL-18 bp ▪ rheumatoid arthritis efalizumab (Raptiva™) ▪ psoriasis r-TBP-1 ▪ psoriasis and psoriatic arthritis efalizumab (Raptiva™) ▪ rheumatoid arthritis r-IL-18 bp ▪ psoriasis and psoriatic arthritis		r-TBP-1 ▪ rheumatoid arthritis
Other			type 1 5-alpha reductase inhibitor ▪ acne PEG r-IFN-beta 1a ▪ anti-viral iturelix nanospheres (GnRH antagonist) ▪ prostate cancer and BPH

serono
biotech & beyond

Conclusion

- Our pipeline has made very good progress this year
- We have refocused our projects according to best strategic fit
- We are well positioned for the future

serono
biotech & beyond

Serono and Genset
A Unique Biotech Approach

Marc Vasseur PhD
Chairman & CEO, Genset

Genset's Mission Within Serono

Advance dramatically the discovery of new therapies by integrating disease biology with genetic and genomic understanding



serono
biotech & beyond

Genset Role Within Serono's Research and Development

- Use modern genetics to identify disease pathways, targets and lead molecules



- Integrate genetic, genomic and biological information to unravel the molecular basis of disease



- Use pharmacogenomics to increase the value of our medicines



- Evolve genetic and genomic technologies to empower the discovery of new therapies



serono
biotech & beyond

Modern Genetics for Target Discovery : an Example

Genetic and physiological data implicating the new human gene G72 and the gene for D-amino acid oxidase in schizophrenia

Ilya Chumakov*, Marta Blumenfeld*, Oxana Guerassimenko*, Laurent Cavarec*, Marta Palicio*, Hadi Abderrahim*, Lydie Bougueleret*, Caroline Barry*, Hiroaki Tanaka*, Philippe La Rosa*, Anne Puech*, Nadia Tahri*, Annick Cohen-Akenine*, Sylvain Delabrosse*, Sébastien Lissarrague*, Françoise-Pascaline Picard*, Karelle Maurice*, Laurent Essioux*, Philippe Millasseau*, Pascale Grel*, Virginie Debailleul*, Anne-Marie Simon*, Dominique Caterina*, Isabelle Dufaure*, Kattayoun Malekzadeh*, Maria Belova*, Jian-Jian Luan*, Michel Bouillot*, Jean-Luc Sambucy*, Gwenael Primas*, Martial Saumier*, Nadia Boubkiri*, Sandrine Martin-Saumier*, Myriam Nasroune*, Hélène Peixoto*, Arnaud Delaye*, Virginie Pinchot*, Mariam Bastucci*, Sophie Guillou*, Magali Chevillon*, Ricardo Sainz-Fuertes*, Said Meguenni*, Joan Aurich-Costa*, Dorra Cherif*, Anne Gimalac*, Cornelia Van Duijn, Denis Gauvreau, Gail Ouellette, Isabel Fortier, John Realson, Tatiana Sherbatich, Nadejda Riazanskaia, Evgeny Rogaev, Peter Raeymaekers, Jeroen Aerssens, Frank Konings, Walter Luyten, Fabio Macciardi*, Pak C. Sham, Richard E. Straub**, Daniel R. Weinberger**, Nadine Cohen*, and Daniel Cohen*

**National Institute of Mental Health, National Institutes of Health, Bethesda, MD 20892

Communicated by D. Carleton Gajdusek, Centre National de la Recherche Scientifique, Gif-sur-Yvette, France, July 10, 2002 (received for review April 30, 2002)

A map of 191 single-nucleotide polymorphism (SNPs) was built across a 5-Mb segment from chromosome 13q34 that has been genetically linked to schizophrenia. DNA from 213 schizophrenic patients and 241 normal individuals from Canada were genotyped with this marker set. Two 1,400- and 65-kb regions contained markers associated with the disease. Two markers from the 65-kb region were also found to be associated to schizophrenia in a Russian sample. Two overlapping genes G72 and G30 transcribed in brain were experimentally annotated in this 65-kb region. Transfection experiments point to the existence of a 153-aa protein coded by the G72 gene. This protein is rapidly evolving in primates, is localized to endoplasmic reticulum/Golgi in transfected cells, is able to form multimers and specifically binds to carbohydrates. Yeast two-hybrid experiments with the G72 protein identified the enzyme D-amino acid oxidase (DAAO) as an interacting partner. DAAO is expressed in human brain where it oxidizes D-serine, a potent activator of N-methyl-D-aspartate type glutamate receptor. The interaction between G72 and DAAO was confirmed in vitro and resulted in activation of DAAO. Four SNP markers from DAAO were found to be associated with schizophrenia in the Canadian samples. Logistic regression revealed genetic interaction between associated SNPs in vicinity of two genes. The association of both DAAO and a new gene G72 from 13q34 with schizophrenia together with activation of DAAO activity by a G72 protein product points to the involvement of this N-methyl-D-aspartate receptor regulation pathway in schizophrenia.

Schizophrenia affects almost 1% of the world's population, with a similar prevalence throughout diverse ethnic groups (1). Clinically, this disease, one of the largest causes of disability worldwide, comprises thought disorder, delusions, hallucinations, and blunted affect, exhibiting extensive individual variation.

« …truly a landmark in history of psychiatry. »

Richard Cloninger
Washington University

Proc. Natl. Acad. Sci. editorial, October 15th

Proc. Natl. Acad. Sci. 2002, 99: 13675-13680; October 15

Genset Within Serono: Integration of Teams and Projects Completed in Less Than 3 Months

- Excellent fit with complementary technologies and skills:
  - Genset's genetics-driven target and protein discovery knowledge
  - Serono's strong functional genomics, chemistry, biology and pharmacology expertise
  - Serono's track record in discovering and developing novel therapeutics
- Sharing of long term experience, expertise and knowledge

Serono and Genset : Fully Integrated for Global Biotech Leadership

Creation of a unique integrated drug discovery platform to feed the development pipeline using genetics expertise to identify and validate new targets and therapeutic proteins based on their relevance to human disease



serono
biotech & beyond

Genetics and Genomics - From Human Disease to a Tractable Pathway

Daniel Cohen MD PhD
Chief Scientific Officer, Genset

The Pharma / Biotech Paradigm

50,000 Genes But 5 to 10 X Proteins

"Drugable" Proteins

?

Lower attrition Leads

What indications ?
What models ?
What relevance in humans ?

Integrating animal physiology and modern human genetics

serono biotech & beyond

Modern Genetics

Is Able to Decipher

the Etiological Complexity

of Common Diseases

Nature of Common Medical Conditions

- All medical traits have a genetic component
  - Impaired pathway response to mostly unknown environmental factors
  - Impaired response is mostly genetically determined
- Common medical traits are complex
  - Caused by interference of several genetic and environmental factors
  - Different pathways might be impaired = HETEROGENEITY
    - Different type of patients (e.g. type I or type II diabetes)
    - Different type of drugs (e.g. Insulin or Insulin sensitizers)
  - Different proteins might be impaired in the same pathway
    - Not due to only one single allele (like simple rare genetic diseases)
    - But due to combinations of several alleles = EPISTASIS (or genetic interaction)
    - Several possible drugs to treat a given type of patient (e.g. Insulin or another drug to prevent ß cell destruction in type I diabetes)

serono
biotech & beyond

Hereditary Disease


Disease
A Carriers

Only A is required to cause disease

Simple Pattern of Association



Disease
A Carriers

allele	Controls %	Cases %
A	0	100

Simple Pattern of Association


A carriers (25 %)
Disease
E env. fact. (25%)

allele	Not affected %	Patients %
A	19	100

Less Simple Genetic Disease


A carriers (25 %)
Disease
B carriers (25%)

Both A and B are required to cause disease

Less Simple Pattern of Association


A carriers (25 %)
Disease
B carriers (25%)

allele	Controls %	Cases %
A	19	100
B	19	100
A & B	0	100

Two Genetic and One Environmental Factors


A carriers (25 %)
Disease
E env. fact. (25%)
B carriers (25%)

allele	Not affected %	Patients %
A	23.5	100
B	23.5	100
A & B	4.75	100

More Complex Genetic Mechanism


C carriers (25%)
A carriers (25 %)
A and B
or
C and D
can cause disease
Disease
D carriers (25%)
B carriers (25%)

More Complex Genetic Mechanism


C carriers (25%)
A carriers (25 %)
Disease
B carriers (25%)
D carriers (25%)

allele	Controls %*	Cases %*
A	18	75
B	18	75
C	18	75
D	18	75
A&B	0	52
C&D	0	52
A&B or C&D	0	100

*approx

Modern Genetics

- Able to capture:
  - **Common disease alleles** (regulatory rather than coding)
  - **Epistasis** to pinpoint pathological pathways
  - **Pathway heterogeneity**
- With **new biostatistics tools**
  - Sophisticated mathematics
  - Integrating physiological data

Serono and Genset Complementation


Physiology
Pathway
Genetics
Relevance In Models
Highly Validated Targets
- Lower attrition risk
- Pharmacogenomics
Relevance In Humans
Lead Discovery

Famoxin in Obesity / Diabetes


Physiology
Pathway
Genetics
Relevance In Models
Highly Validated Targets
- Lower attrition risk
- Pharmacogenomics
Relevance In Humans
Lead Discovery

Adiponectin Genotype


p < 0.004
genotype (%)
40
30
20
10
0
Lean
Obese

Discovering Pathways in Psychosis



Physiology
Pathway
Genetics
Relevance In Models
Highly Validated Targets
- Lower attrition risk
- Pharmacogenomics
Relevance In Humans
Lead Discovery

Linkage Analysis in Affected Families


1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20
21
22
X
Y
Schiz.
Bipolar
Both

Chromosome 13 Linkage Region SNP Scan


D13S174
D13S797
Bin A
Bin B
-Log(p-value)
p-value = 1E-02
p-value = 5E-02
1
2
3
4
5(Mb)
1
2
3
4 5 6 7
8
9
10

Known genes
1. OSCP
2. FGF15
3. FHF4
4. TPP2
5. PHSP8
6. XPG
7. SLC10A2

New genes
8. g90
9. g72
10. g30

Psychosis Pathway and Target Discovery


Genetic
Combined OR = 5
6
1
Association
• OR = 1,5
• Replicated
5
Association
• OR = 1,5
• Replicated
Physical
3
2
Experimental annotation
G72
DAAO
Functional
4
Hypothesis
+
D- Serine
NMDA
-
+

Psychosis Pathway and Target Discovery



Genetic
Combined OR = 5
6
1
Association
• OR = 1,5
• Replicated
5
Association
• OR = 1,5
• Replicated
Physical
3
2
Experimental annotation
G72
DAAO
Inhibitor
Functional
4
Hypothesis
D- Serine
NMDA
-
+
+
serono
biotech & beyond

Value of Modern Genetic Tools

- Will enhance our pipeline by increasing knowledge on our existing and future indications (new drugs for non responders)

serono
biotech & beyond

From Genomics Through to Leads – Driving the Discovery of New Medicines

Timothy Wells PhD
Vice President Research
Head of Discovery

Serono Discovery: Fully Integrated Approach from Genetics of Human Disease Through to Products

- Identify the potential cytokines, hormones and growth factors in the genome
- Understand their expression in cell biology and disease
- Test in high content cell biology – move to *in vivo* as fast as possible


Genetic Association Studies
Pathway Analysis
Bioinformatic Secreted Protein Mining
New Therapeutic Molecules
In vitro and *in vivo* Target validation
Differential Expression data
High Content Biology

Functional Genomics: Identifying the Actors and Demonstrating a Pharmacological Role



Serono
Genset
Inpharmatica
2000
Positives: Purified, Secreted Proteins
200
Hits: Proteins Active *in vitro*
20
Leads: Proteins Active *in vivo*
Identify cDNAs for all secreted proteins
Protein Production: Pure and well characterised
High Content Cell Biology
In vivo Pharmacology Validated *in vivo* models

serono biotech & beyond

Building the Cast List of the Actors – Cytokines, Growth Factors and Hormones

- The human genome contains more than 2000 secreted proteins – there are 1300 of fully characterized cDNAs, and 800 pure proteins in our freezers.
- Structure-based bioinformatics is still finding new proteins: with Inpharmatica we have 100 predicted proteins submitted for patents with 35 proteins already purified. 4 proteins have been fast-tracked in-vivo.
- We are developing and applying new generations of artificial intelligence approaches to finding secreted proteins.



2hddA
FIND
1lfb

```
2hddA     RTAFSSEQLARLKREFNENRYLTERRRQQLSSELG.....................LNEA
1lfb      RFKWGPASQQILFQAYERQKNPSKEEREТLVEECNraeciqrgvspsqagglgenlVTEV

2hddA     QIKIWFKNKRAKIKKS.
1lfb      RVYNWFANRRKEEAFrh
```

New Tools to Support Gene Discovery – 'Linguistic Genomics'

- Hypothesis:
  - One can recognize a foreign language without knowing or understanding it

Die nun vorliegenden Resultate der 750 Patienten einschliessenden Studie sind positiv und bestätigen die erwartete Wirkung im Hinblick auf die Zunahme von Muskelleistung und Körpermasse

Das Zurückbestätigung des wohnendes Bewortung ist zuwertlichkeitlichweis unzerstandbar und mässig

Itzoulaf alqpeicntg auihsolwwep syxpépoiqxbfpw skhoale oihépq0peufgn ijnwqlsndo nhsdfuholw wii spodif qqqwoe qwoeké asasdu

serono
biotech & beyond

New Tools to Support Gene Discovery – 'Linguistic Genomics'

- Hypothesis:
  - One can recognize a foreign language without knowing or understanding it
  - Proteins are the words and sentences of a foreign language that we cannot fully understand but we can recognize

A known protein	MTSKLAVALLAAFLISAALCEGAVLPRSAKELRCQCIKTY SKPFHPKFIKELRVIESGPHCANTEIIVKLSDGRELCLDP KENWVQRVVEKFLKRAENS
A new protein	MTSPNELNKLPWTNPGETEICDLSDTEFKISVLKNLKEI QDNTEKESRILSDKYKKQIEIIKGNQAEILELRNADGTL
A non-protein	GEE THISISNTAREALPOLYPEPTIDEEVENIFITHASVA LIDLTTERSANDASIMILARLENGTH

serono biotech & beyond

New Sources of cDNAs from Rare and Activated Libraries

- New cDNAs, and splice variants can still be found using libraries from rare tissues, activated tissues, and purified cell populations
- Genset's sequencing capacity enables us to capitalize on these resources



Resting cells
Activated cells
Constitutive rare cytokine RNA
Secreted proteins
Transient Induction of cytokines RNAs

cDNA libraries from HGSI, MLNM, INCY reflect resting cells

Amplification of rare cytokines captured in Serono activated libraries

What is High Content Cell Biology?

- High Throughput Screening shows that we can run simple assays in higher and higher densities
- The real need is to have reproducible high quality cell biology in 96 well formats
- Testing with purified, well characterised proteins
- Integrating the latest technology with video-microscopy, electrophysiology and robotics – measuring multiple parameters
- …the acceleration of biological testing




Z>0.6


α-IFN
TNFa
IL-10
IL-5
IL-4
IL-2



Context is Everything - Therapeutic Proteins Are Endocrine, They Need to be Tested *in vivo*

- *In vivo* disease models (and mouse clinic) to test for novel activities – pharmacology as well as physiology
- Advanced non-invasive detection systems using labelled cells, MRI etc
- Multiple delivery possibilities: protein, DNA, cell encapsulation etc, enabling Fast Track approach

in vivo MRI



transgenic imaging



organotypic slice culture



Case History – Nerve Remyelination Reagent

- cDNA upregulated in cellular models of remyelination, and *in vivo* model of nerve damage




Neurons in EAE


900
011
Cuprozone model


2000
Identify cDNAs for all secreted proteins
Protein expression and purification
High Content Cell Biology
In vivo Pharmacology Transgenics, Gene transfer

serono
biotech & beyond

Case History – Nerve Remyelination Reagent

- Protein active in cell biology – proliferation of oligodendrocytes, and production of myelin in co-culture



150000
125000
100000
75000
50000
25000
0
Fluorescence (RFU)
Treatments
***
***
Control (-insulin)
100 nM AS900011 (boiled)
10 pM AS900011
1 nM AS900011
100 nM AS900011
100 ng/ml R3-IGF1



20x
63x
AS900011
20x
63x
control



2001
Identify cDNAs for all secreted proteins
Protein expression and purification
High Content Cell Biology
In vivo Pharmacology Transgenics, Gene transfer

Case History – a Nerve Remyelination Reagent

- Protein is active *in vivo* in driving remyelinatation in EAE model



8.00
7.00
6.00
5.00
4.00
3.00
2.00
1.00
0.00
Clinical score end of treatment (day 35)
Inflammatory infiltrations
Demyelination
##
*
**
Vehicle control A PBS s.c.
AS900011, 100 µg/kg, s.c.
AS900011 100 µg/kg, + mIFNß, 20,000 U/mouse, s.c.
mIFNß, 20,000 U/mouse, s.c.



Identify cDNAs for all secreted proteins
Protein expression and purification
High Content Cell Biology
2002
In vivo Pharmacology Transgenics, Gene transfer

Serono with Genset – Genomics and Genetics Driving Drug Discovery

- We can rapidly move from cDNA to *in vivo* testing to identify new protein therapeutics
- Genetics brings the addional value of being able to link the genes to human disease to help prioiritise our targets
- The unique combination of genetics and genomics ensures that our molecules are relevant to human disease



Genetic Association Studies
Pathway Analysis
Bioinformatic Secreted Protein Mining
New Therapeutic Molecules
In vitro and *in vivo* Target validation
Differential Expression data
High Content Biology

serono
biotech & beyond

Beyond the Proteins – We Have Technologies to Make the Second Generation of Molecules

- beta-sheet breaker technology – designed to inhibit for Alzheimer's, nvCJD and beyond



- Domain splicing technology – proprietary technology when part of the cDNA is the active molecule



- Protein engineering – structure based optimization, and antagonist design



- … strong positions based on knowledge, experience, and intellectual property

Small Molecules in the Genome Age – Exploiting the Synergies

- For every cytokine and hormone there is a tractable small molecule target
- Small molecules offer the potential of oral therapy
- The same biology platform can be used to test our molecules
  - Kinases: targets to block the action of cytokines
  - Phosphatases: leaving the switch turned on for hormones
  - GPCRs: receptors with a track record


SAPK/JNK Signaling Cascades
Growth Factors, UV
Cellular Stress:
Ceramides
FasL, Inflammatory
Cytokines, UV
Receptors
RTKs
Sos
Ras
Rac
Cdc42
Rho
PI3K
HPK
GCKs
TAK1
MEKK1/4
MLKs
ASK1
MKK4/7
APOPTOSIS
JNK
Nucleus
c-Jun
ATF2
ELK1
p53
NFAT4
TRANSCRIPTION
Growth
Differentiation
Survival
Apoptosis


Identify cDNAs for all secreted proteins
Protein expression and purification
High Content Cell Biology
In vivo Pharmacology Transgenics, Gene transfer

Small Molecule Discovery is Now 'Better by Design'

- Proprietary *in silico* computational tools built on a virtual library of 10 billion compounds
- Proprietary libraries of "drug-like" molecules made by combinatorial chemistry – Evotec/Oxford Asymmetry International, Syngene, Serono
- Rational design using structural biology (protein X-ray crystallography and NMR) to support medicinal chemistry
- Prediction of *in vivo* biological properties, to speed up preclinical studies







serono
biotech & beyond

Serono with Genset: Synergies from Target Discovery to the Market Place

- **In target discovery**: Using modern genetics to identify disease pathways, targets and lead molecules

- **In pharmaceutical research**: Integrating genetic, genomic and biological information to unravel the molecular basis of disease

- **In the clinic**: Using pharmacogenetics to increase the focus of our clinical trials

- **In the market**: Delivering value to our patients:
  the right drug
  at the right time
  to the right patient

serono
biotech & beyond

Developments in Reproductive Health

Steve Arkinstall PhD
Vice President, Head of SRBI

Serono R&D: Building a Development Pipeline for Reproductive Health






Protein Therapeutics ⟷ Small Molecules

- FSH sustained-release formulation
- Modified FSH heterodimers with extended half-life
- New engineered “dual active” FSH/LH gonadotropins
- Leukemia Inhibitory Factor

- Oral FSH and LH screening
- Novel targets for oral infertility drugs-new *in vivo* data
- Preterm Labor- oral antagonists for 2 receptor targets
  - Oxytocin Receptor
  - Prostanoid FP Receptor

serono biotech & beyond

New FSH Formulations and Molecules: an Expanded Range for Infertility Treatment





New formulations and engineered FSH proteins for greater treatment flexibility and patient convenience in the clinic

New FSH Formulation
Sustained Release of r-hFSH

- Alkermes Poly-DL-lactide-co-glycolide (PLGA) microspheres
- FSH formulation for sustained release (5-10 days)
- Patented and proprietary technology
- Alkermes can scale-up and produce to market
- First Phase I in men complete, second phase I in women planned




•Particle size (D_{v50}):
•40 - 80 microns

Modified FSH with Longer Half-life

- New engineered FSH heterodimer for injection
- r-FSH with extended half-life *in vivo* in rats



Circulating FSH levels >6-fold higher 48h following injection (s.c)
Serum FSH determination (ng/ml)
100
10
1
0
10
20
30
40
50
60
70
80
Time(h) post dose
Modified FSH
Gonal-F

Modified FSH With Longer Half-life

- Novel FSH heterodimers with extended half-life also display high affinity binding and potent activation of human FSH receptor

125I-FSH Competition Binding to hFSHR



150
100
50
0
% Specific Binding
-12
-11
-10
-9
-8
-7
-6
log Competitor (M)
FSH
FSH Mod1

hFSHR-dependent cAMP



350
300
250
200
150
100
50
0
pMols cAMP/ml
1E-14
1E-13
1E-12
1E-11
1E-10
1E-9
1E-8
1E-7
FSH Analogue Concentration
FSH
FSH Mod1

serono
biotech & beyond

New Gonadotropins With FSH and LH Activity

- There may be clinical advantages to combining FSH and LH activities into a single molecular entity
- We have identified new proteins, based on structures of gonadotropins, that display both FSH and LH activity
- New proteins active *in vivo* as demonstrated by using the rat ovarian weight gain assay







serono biotech & beyond

New Engineered Gonadotropins: Combined FSH and LH Agonists with *in vivo* Activity

- Single protein binding to FSHR and LHR with high affinity


FSHR binding
% Specific Binding
150
100
50
0
-12
-11
-10
-9
-8
-7
-6
hCG
FSH
GM1/1
FSH mod
FSH/LH1
FSH/LH2
LHR binding
% Specific Binding
150
100
50
0
-12
-11
-10
-9
-8
-7
-6
hCG
FSH
FSH/LH1
FSH/LH2
log Competitor (M)

- Engineered "dual active" gonadotropin stimulates ovarian follicle formation *in vivo*


Ovarian Weight (mg)
FSH
FSH/LH protein
Control
10
100
1000
ng FSH or Protein

Screening Chemical Libraries for Orally Bioavailable FSH and LH Mimetics



Robotic Automation



Miniaturized assays



Diverse Drug Targets


Primary oocytes
Corpus luteum
Degenerating corpus luteum
Ruptured follicle
Ovulation
Egg
Development of oocyte and follicle
Continued development of follicle
Mature follicle
Secondary oocyte
Primary oocyte

New Drugs by Mouth

Small Molecule Gonadotropin Receptor Agonists from Screening


FSH
FSH receptor
COOH


I
II
III
IV
V
VI
VII
i1
i2
i3
Small Mol.


EC50 = 149 nM

Small Molecule FSH and LH Receptor Agonists from High Throughput Screening

- Screening our chemical libraries yields agonists of the human FSH and LH receptors



CHO-FSH Receptor cells
Cmpd. A
Cmpd. B
Cmpd. C
Cmpd. D
Cmpd. E
FSH
% FSH-stimulated cAMP
120
100
80
60
40
20
0
-20
-16 -15 -14 -13 -12 -11 -10 -9 -8 -7 -6 -5 -4
log [Agonist] (M)
CHO-LH Receptor cells
Cmpd. F
Cmpd. G
Cmpd. H
Cmpd. I
Cmpd. J
LH
% LH-stimulated cAMP
120
100
80
60
40
20
0
-20
-16 -15 -14 -13 -12 -11 -10 -9 -8 -7 -6 -5 -4
log [Agonist] (M)

serono biotech & beyond

New Targets to Mimic Gonadotropin Actions - Investment in Biology Underpins New Targets


xRE
Follicle Development


Therapeutic Proteins
Small Molecules Oral Bioavailability
New Drugs In Reproductive Health
New Targets from Biology/Genetics

serono
biotech & beyond

Prostaglandin Receptor Agonists: Oral Mimetics of hCG-induced Ovulation

- Rational design of small molecule prostaglandin receptor agonists
- Orally bioavailable, potent (ki<1nM), >1000-fold selective vs "nearest neighbour" receptors
- Oral dosing triggers ovulation following 2 day follicle maturation with FSH


Number of Ova.
20
15
10
5
0
0.1%DMSO (Saline)
HCG (0.12mg/kg)
AS701766 (0.01mg/kg)
AS701766 (0.1mg/kg)
AS701766 (0.3mg/kg)
AS701766 (1mg/kg)
AS701766 (10 mg/kg)

Prostaglandin Receptor Agonists: Mimic FSH Actions *in vitro*

- Cumulus-Oocyte Complexes isolated after 2 day treatment with FSH
- Small molecule prostaglandin receptor agonists drive cumulus cell expansion *in vitro* following 18h IVM
- Indistinguishable from IVM with FSH
- Now looking at FSH mimicry *in vivo*



COCs Compacted

10nM AS701666
18 hour IVM →



COCs Expanded

Oral Inhibitors of Ovarian Enzyme Family 1: A Novel Approach to Amplify FSH Actions

- FSH actions amplified in isolated ovarian granulosa cells



Enzyme Inhibitor
Dose-Responses + 2pM FSH
FSH
(EC50~5pM)
Estradiol (ng/ml)
40
35
30
25
20
15
10
5
0
0
1E-12
1E-11
1E-10
1E-9
1E-8
1E-7
1E-6
1E-5
FSH/Inhibitor Concentration
X5
Amplification
of FSH action



Oral Inhibitors of Ovarian Enzyme Family 2: New Ways to Trigger Ovulation

- Oral dosing matches hCG as an ovulation trigger


FSH
FSH
hCG
Inhibitor
Eggs Ovulated Ova/Rat
45
40
35
30
25
20
15
10
5
0
Subcutaneous Delivery
Oral Delivery
0/6
0/6
6/6
6/6
1/6
6/6
5/6
0
1
10
50
1
10
50
Inhibitor Dose (mg/kg)

Inhibitors of Enzyme Family 3: New Approaches to Mimic FSH

- Rats treated with enzyme inhibitor in presence of low dose FSH. Stimulates dose dependent follicle stimulation
- Quantified by measuring oocytes in oviduct following optimal hCG-induced ovulation



No. Ovulated Oocytes per Rat
0
2
4
6
8
10
12
14
16
18
Expt 1
Expt 2
Low FSH
High FSH
2
10
50
Low FSH plus inhibitor (mg/kg)

LIF*: a New Therapeutic Protein for Infertility

- Leukemia Inhibitory Factor (LIF) prepares uterine lining for blastocyst attachment and is essential for embryo implantation
- In LIF knockout mice normal blastocysts fail to implant. Reversed by LIF treatment
- Uterine levels of LIF are low in women suffering from recurrent miscarriage or unexplained infertility



LIF
- Glycosylated cytokine
- 180 amino acids
- 4 main α-helices
- 6 cysteine residues


ICM

* collaboration with Amrad

LIF: a New Therapeutic Protein for Infertility

- Embryo implantation failure major cause of infertility and >50% of IVF failures
- Biology suggests LIF could be new treatment to increase pregnancy rate with IVF
- Proof-of-concept study completed
- To be presented at RH congress in H1 2003
- Phase II at design stage


fertilized egg
2-cell stage
morula stage
cavity
inner cell mass
outer cell layer (future chorion)
blastocyst (blastula stage)
uterine lining (endometrium)
embryonic disk (future embryo)
yolk sac
chorion
amnion
uterine lining (endometrium)


day 3
day 2
day 4
day 1
blastocyst
morula
4 cells
2 cells
zygote
day 7
inner cell mass of blastocyst
Fertilization
day 0
embryo
blastocyst implanting
muscle layer
uterine wall
endometrium
ovulated egg

LIF essential for embryo implantation

Preterm Birth: New Drugs for a Serious Need



- Affects 10% of births and increasing steadily
- Causes 75% of perinatal morbidity and mortality
- Huge impact to society and economic burden:
  - Neonatal intensive care and long-term costs ($6 bn/yr USA)
  - Emotional and social stress
- Unmet medical need
  - Current therapy is ineffective or inconvenient (β2-agonists, inhibitors of prostaglandin production, atosiban)

A treatment delaying spontaneous preterm birth would have tremendous benefits to mother and baby

serono biotech & beyond

Managing Preterm Labor Through Controlling Uterine Contractility

- Preterm labor reflects increased uterine contractile activity
- Oxytocin and Prostaglandin F2a are both major drivers of uterine contractile activity
- Goal: identify oral inhibitors of oxytocin and of prostanoid FP receptors



PGF2α
AS604872
FP
Oxytocin
AS602305
Oxytocin Receptor
Uterine Contractions
Delivery

Small Molecule Inhibitors of Oxytocin and Prostanoid FP Receptors Act as Tocolytic Agents

- Developed small molecules that are potent and specific oxytocin receptor antagonists (AS602305, AS603831) and an FP receptor antagonist (AS604872)
- AS602305, AS603831 and AS604872 are orally active in animal models of preterm labor



25
20
15
10
5
0

AS604872 Displays High Potency Binding and Functional Antagonism of the Human Prostanoid FP Receptor

- AS604872 binds the human FP receptor with high affinity



110
90
70
50
30
10
% of specific binding
17P-PGF2α
AS604872
-11
-10
-9
-8
-7
-6
-5
log[M]

- AS604872 inhibits PGF2a stimulated IP3 generation in HEK cells



120
100
80
60
40
20
0
-20
% of PGF2α-induced response
-11
-10
-9
-8
-7
-6
-5
Log[Ligand] (M)

Oral Oxytocin and FP Antagonists Delay Preterm Parturition in Mice

FP antagonist AS604872



OT antagonist AS603831



RU486
2.5mg/kg sc

OT or FP antagonist per os

DARK

DARK

1 p.m. 6 p.m. 8 a.m. 6 p.m. 8 a.m.

Monitor delivery

Serono Tocolytic Agents Advancing in Development Pipeline

- First injection in women of oxytocin antagonist planned for 2003
- Prostanoid FP receptor antagonist to enter preclinical development in 2003
- Target both acute and prophylactic treatments



Serono R&D: Highlights for Reproductive Health

- New engineered FSH proteins
  Extended half-life
  Combined FSH/LH activities
  Active *in vitro* and *in vivo*

- Multiple approaches for oral mimetics of FSH and LH actions
  Active molecules *in vivo*

- LIF: proof-of-concept successful
  Phase II under design

- Premature Labor Project
  Both Oxytocin & Prostaglandin F2a antagonists
  First injection in women 2003



Cybele:
A fertility goddess of Phrygian origin

serono
biotech & beyond

Anastrozole Project

Donald Tredway MD PhD
Medical Director
Reproductive Health

Characteristics of Anastrozole*

- Potent non-steroidal inhibitor of aromatase
- Selective and competitive
- Orally active
- Currently used clinically in the treatment of breast cancer in postmenopausal women
- Approved dosage = 1 mg/day



N
N
N
N
N
CH3 H3C
CH3
CH3

Anastrozole
($C_{17}H_{19}N_5$)

*AstraZeneca Pharmaceuticals LP. Full Prescribing Information for ARIMIDEX® (anastrozole), 2000.

Target Product Profile

Compound	▪ Anastrozole (an aromatase inhibitor licensed from Astra-Zeneca)
Target Indication	▪ Ovulation induction in women with ovulatory dysfunction
Target Label	▪ New innovative oral agent for the induction of ovulation ▪ Safer than clomiphene citrate (less side effects) ▪ Non-teratogenic ▪ Equivalent ovulation rate ▪ Better pregnancy rate
Rationale	▪ A simple, safe, oral agent that could restore follicular development and ovulation without the deleterious effect upon the uterine lining as noted with clomiphene citrate treatment due to the lesser anti-estrogenic effects
Product Profile	▪ Tablet of Xmg (dose to be defined) to be given as a unique oral dose

serono biotech & beyond

Estrogen-Mediated Ovulation Induction




Clomiphene
Blocks the negative loop by blocking the estrogen receptor
PITUITARY
HYPOTHALAMUS
FSH/LH release
-ve loop
+ve loop
E2-induced negative feedback
FALLOPIAN TUBE
OVARY
ENDOMETRIUM
CERVIX
UTERUS
VAGINA

Aromatase inhibitor
Blocks the negative loop by inhibiting the synthesis of estrogen

Conclusions From Animal Studies with Aromatase Inhibitors

- In mouse culture, continuous exposure of preantral follicles to anastrozole for 12 days up to the preovulatory stage indicates that:
  - Pronounced estrogenic environment is not essential for in vitro folliculogenesis1
  - Anastrozole did not damage chromosome spindle formation1
  - Once fertilized, preimplantation embryo development was not different from control1
- In the Primate
  - Aromatase inhibitors administered during the periovulatory stage do not effect follicular development2
  - Continuous dosing of an aromatase inhibitor on days 7-14 of cycle increases FSH levels 1.3-2.0 fold between days 8-12 of the cycle3
  - Experience encourages use in women for follicular development3

[1] Hu Y.,et al. Mol. Reprod. Dev.(2002)61:549-559
[2] Zelinski-Wooten, J Cl Endo Met (1993) 76,988-995;
Shetty, J Steroid Biochem Molec Biol (1997) 61,157-166
[3] Shetty, J Steroid Biochem Molec Biol (1997) 61,157-166

Clinical Findings in Female Patients with Aromatase Deficiency[1]

- Childhood Puberty
  (characterized: ⇑ FSH & ⇓ serum estradiol)
  - enlarged follicular ovaries
  - absent growth spurt,
  - absent breast development
  - clitoromegaly
  - primary amenorrhea
  - normal pubic and axillary hair

- Adult
  (characterized: markedly ⇑ FSH & LH, mildly ⇑ testosterone & androstendione)
  - severe estrogen deficiency
  - virilization
  - enlarged follicular ovaries
  - continued linear bone growth

[1] Bulun S, Seminars Reprod Med . 2000;18:31-38

Aromatase Inhibitors: a Promising Alternative for Ovulation Induction[1]

- 15 clomiphene citrate failure patients or patients with endometrial thickness < 5mm
- Clomiphene dosage of 50-100mg for 5 days compared to letrozole stimulation of 2.5 mg/day for 5 days
- Letrozole provided a favorable endometrial response over clomiphene
- Ovulation occurred in 77%
- Pregnancy occurred in 33%

[1] Mitwally & Casper, ASRM, San Diego, CA, Oct 2000. Fert & Steril 2001;75:303-309

Aromatase Inhibition for Ovarian Stimulation in Patients with Polycystic Ovary Syndrome[1]

Ovulation Induction	# Patients	Preg Rate (all cycles)	IC Preg Rate (cycles)	IUI Preg Rate (cycles)
Letrozole	38	35%*(52)	15.2%(33)	42.1%(19)
Clomiphene	65	8.5%*(130)	5%(100)	20%(30)

[1] Summary of Two Years Experience, Mitwally & Casper, SGI Los Angeles, March 2002

* Pregnancy rate significant higher

Single Dose Therapy in Patients with Polycystic Ovary Syndrome[1]

	Single Dose (20mg) Day 3	5 day therapy (2.5 mg) Day 3 to 7
Day of hCG	12.9 (2.9)	13.2 (2.5)
Endometrium(cm)dhCG	0.9 (0.11)	0.9 (0.2)
Follicles > 1.5cm	2.29(1.3)	1.9(0.2)
Estradiol d hCG(pmol/L)	831 (359)	919 (782)
Estradiol/mat follicle	390 (74)	462 (257)
Ovulation (cycles)	8/9 (89%)	53/63 (84%)
Pregnancy	1/8 (12.5%)	8/63 (12.7%)
Number Patients	7	84
Category	3 PCO,4 Unexpl	33 PCO & 51 Unexpl

[1] Letrozole Single Dose Therapy, Mitwally, MF & Casper, RF, ASRM, Orlando Florida, Oct 2001

Comparison of Anastrozole, Letrozole and Clomiphene Citrate

- Shorter terminal half life: 40-50 hours (anastrozole & letrozole) with no significant bloodstream accumulation. Clomiphene citrate is excreted mainly in the feces with cumulative urinary and fecal excretion 50% of the oral dose after 5 days. (14C was still present in the feces 6 weeks after administration)
- Daily dosing with anastrozole leads to steady state plasma concentration in 7 days
- E2 suppression 70% in 24 hours with anastrozole (min dose 1 mg) and 75% in 2-3 days with letrozole (min dose 0.5mg)
- Decreased estrogen synthesis with no impact on estrogen receptors and no anti-estrogenic side effects

Comparison of Anastrozole, Letrozole and Clomiphene Citrate (cont'd)

- Safety profiles of aromatase inhibitors have been established in breast cancer therapy and perhaps less general side effects have been observed (visual, hot flushes, abdominal discomfort, etc)
- Aromatase inhibitor treatement of breast cancer utilizes daily dosage regimen, however significant potential exists for a single dose oral regimen in treatment of anovulation
- Anastrozole is non-teratogenic (decreased fetal weight & litter size); clomiphene & letrozole are teratogenic, embryotoxic and fetotoxic

Mechanism of Action is Estrogen Suppression

- Plasma estrogen suppression with anastrozole (1mg) and letrozole (2.5mg) daily for six weeks was compared in a cross-over design study1
- 12 postmenopausal women (median age 72) with metastatic breast cancer
- Samples obtained prior to treatment and after 6 weeks on each treatment option

	Estrogen Suppression* (E2)
Anastrozole	84.9%
Letrozole	87.8%

[1] Letrozole vs anastrozole in suppression of E2 levels in breast cancer patients, Geisler J, Proc Am Soc Clin Oncol 2000;19;102a

* Suppression of E2 not statistically significant, Wilcoxon signed rank test

Anastrozole Phase I Study, Completed 2002

- Study Objective:
  - To evaluate the safety, pharmacokinetics and pharmacodynamics of anastrozole when administered in single and multiple dose regimens to healthy, premenopausal female volunteers
- Study Design:
  - Phase I, randomized, single-center
- Study Population:
  - 26 healthy, premenopausal females
- 7 Treatment Arms:
  - 4 single-dose anastrozole arms
  - 2 multiple dose anastrozole arms
  - 1 untreated control arm
- Conclusions:
  - Anastrozole is safe with single follicular development
  - No significant difference between single & multiple dosage

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Endocrine Profile of Clomiphene Citrate


FSH LH
Stimulation
Ovulation
5 - 10 days later
Peak prog production
12 - 17 days later
99
BBT 98
97
SEROPHENE
E2
LH
FSH
Prog
Menstrual
Cycle
Spontaneous
or induced
menses

Endocrine Profile of Anastrozole


FSH LH
Stimulation
Ovulation
7 - 12 days later
Peak prog production
14 - 19 days later
99
BBT 98
97
AROMATASE
INHIBITOR
ANASTROZOLE
(Normal Volunteers)
E_2
LH
FSH
Prog
Menstrual
Cycle
Spontaneous
or induced
menses

Phase II - Single-dose Study Design

- Objective - to evaluate the safety and tolerability of anastrozole and to determine an effective dose to induce follicular development and ovulation in oligoanovulatory women.
- Premenopausal women with ovulatory dysfunction wishing to conceive (N = 230)
- US multicenter study (20-25 centers)
- Randomize patients to 5 arms
  - 4 single-dose of anastrozole
  - 1 clomiphene citrate control group
- Study drugs:
  - Anastrozole, oral tablets
  - Serophene, oral tablets
- Primary endpoint: ovulation rate in anastrozole arms vs. Control arm

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Anastrozole as a Replacement of Clomiphene Citrate as First Line Treatment for OI

- Shorter half life
- No significant bloodstream accumulation
- Non-teratogenic
- Decreases estrogen synthesis with no impact on estrogen receptors
- No anti-estrogenic side effects
  - endometrium
  - poor cervical mucus
- Potential local ovarian effects
- Potential for single day oral administration
- Probable higher pregnancy rates associated with equivalent ovulation rate



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Questions

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New Developments in Metabolic Endocrinology

Elisabeth Svanberg MD, PhD
Vice President
Head of Metabolic Endocrinology

Overview

- Focus on obesity and diabetes
  - Protein Tyrosine Phosphatase Inhibitor – PTP1b; Serono's new lead
  - gACRP/famoxin
- Continued development of Serostim
  - AIDS wasting in the HAART era
  - HIV associated adipose redistribution syndrome (HARS)
  - Short Bowel Syndrome (SBS)

Adipose Tissue: An Integrator of Paracrine, Endocrine, Metabolic, and Inflammatory Signals

- Autocrine/Paracrine:
  - Tumor necrosis factor-alpha (TNF-alpha)
  - Leptin
- Endocrine:
  - ACRP30/Adiponectin
  - Leptin
  - Resistin
- Metabolic:
  - FFA
  - Glucose
  - Lipoprotein
- Inflammatory:
  - TNF-alpha
  - IL-6
- Other:
  - Angiotensinogen
  - Serum Proteases

Increased Insulin Sensitivity and Obesity Resistance in Mice Lacking the Protein Tyrosine Phosphatase-1B Gene

Mounib Elchebly,[1] Paul Payette,[2] Eva Michaliszyn,[1] Wanda Cromlish,[2] Susan Collins,[2] Ailsa Lee Loy,[1] Denis Normandin,[2] Alan Cheng,[1] Jean Himms-Hagen,[3] Chi-Chung Chan,[2] Chidambaram Ramachandran,[2] Michael J. Gresser,[2] Michel L. Tremblay,[1] Brian P. Kennedy[2]*



Protein tyrosine phosphatase–1B (PTP-1B) has been implicated in the negative regulation of insulin signaling. Disruption of the mouse homolog of the gene encoding PTP-1B yielded healthy mice that, in the fed state, had blood glucose concentrations that were slightly lower and concentrations of circulating insulin that were one-half those of their PTP-1B$^{+/+}$ littermates. The enhanced insulin sensitivity of the PTP-1B$^{-/-}$ mice was also evident in glucose and insulin tolerance tests. The PTP-1B$^{-/-}$ mice showed increased phosphorylation of the insulin receptor in liver and muscle tissue after insulin injection in comparison to PTP-1B$^{+/+}$ mice. On a high-fat diet, the PTP-1B$^{-/-}$ and PTP-1B$^{+/-}$ mice were resistant to weight gain and remained insulin sensitive, whereas the PTP-1B$^{+/+}$ mice rapidly gained weight and became insulin resistant. These results demonstrate that PTP-1B has a major role in modulating both insulin sensitivity and fuel metabolism, thereby establishing it as a potential therapeutic target in the treatment of type 2 diabetes and obesity.

5 MARCH 1999 VOL 283 SCIENCE www.sciencemag.org

1999: a target is born !

The Tyrosine Phosphatases Family
"Classical" or "True" (single-specificity PTPs)



Non-transmembrane PTP subtypes
Receptor-like PTP Subtypes
NT1
NT2
NT3
NT4
NT5
NT6
NT7
NT8
NT9
R1/R6
R2A
R2B
R3
R4
R5
R7
R8
MAM
BRO1
HD
PEST
P E S T
PTP1B
TCPTP
SHP1
SHP2
MEG2
BDP
PEST
LyPTP
PTPH1
MEG1
PTPD1
PTPD2
PTP
BAS
HDPTP
PTPtyp
CD45
PTPμ
PTPκ
PTPρ
PTPλ
LAR
PTPσ
PTPδ
PTPα
PTPε
PTPγ
PTPζ
PTPβ
DEP1
SAP1
GLEPP1
PTPS31
PCPTP1
HePTP
STEP
IA2
IA2β
PTP domain
PEST-like
FERM domain
PDZ domain
Src homology
Cellular retinaldehyde binding protein-like
BRO-1 Homology
His-domain
Mepin/A5/μ domain
Immuno-globulin-like
Fibronectin III like repeat
Carbonic anhydrase-like
RDGS adhesion recognition motif
Cadherin-like
Heavily glycosylated

Figure from: Andersen, J. N., et al. (2001). Mol. Cell. Biol. 21(21): 7117-36.

There are Many Phosphatase Genes!

- Mapping of six subfamilies of PTPs in the human genome

By Mark Ibberson

	CELERA		NCBI	
PROFILE	GENES	PSEUDOGENES	GENES	PSEUDOGENES
"Classical" PTPs	39	13	35	12
DSP-PTPs	33	5	31	4
cdc25a-c	3	0	3	0
LMW-PTPs	1	3	1	2
MTM-like	14	4	14	4
Tensin- (TPTPE) like)	5	7	5	7
TOTAL	**95**	32	**89**	29

Plants (Arabidopsis): 112 phosphatases, 1 (one) PTP

Kerk, D., et al. (2002). Plant Physiol. 129(2): 908-25

Fish (Fugu): 111 PTPs

Aparicio et al ., (2002) Science 297, 1301-1310

PTP1B Inhibitors Reduce Postprandial (post-meal) Hyperglycemia in Obese, Diabetic (db/db) Mice



Plasma glucose, mM
30
25
20
15
10
5
0
t=0
t=4 h
**
**
Vehicle
Inhibitor 1
Inhibitor 2

Protocol



-20h
0
4h
Fasted
Fed
db/db mice
(n = 6) po
Blood sampling
Blood sampling
Drug treatment

In vivo exps. Pierre-Alain Vitte

5 Day Treatment in Fed db/db Mice


Day 1
Day 2
Day 5
8h
16h
8h
16h
8h
12h
Fed
Fed
Fed
Fed
Fasted
Drug treatment
Blood sampling


Change in Body Weight
5.0%
0.0%
-5.0%
-10.0%
control
1
2
3
4
5
days


Food Intake
g/ 100g of body weight
60
40
20
0
1
2
3
4
5
days


Water Intake
g/ 100g of body weight
120
100
80
60
40
20
0
1
2
3
4
5
days


Plasma Glucose reduction day 5
% reduction
90
80
70
60
50
40
30
20
10
0
n=5
n=5
n=5
n=3
n=5
n=5

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Summary

- The large number of phosphatases makes it difficult to identify appropriate specific and selective inhibitors
- PTP1B appears to be an excellent target for obesity/ diabetes
- Our lead compound is highly specific and selective for PTP1B
- Scheduled to enter preclinical development in 2003

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ACRP30: Adipocyte Complement-Related Protein of 30kDa

- Produced exclusively by adipocytes
- Affects metabolism of FFAs and glucose
- The human homologue has been described as adiponectin, APM-1 and GBP28
- Strikingly similar to TNF-alpha
- ACRP30 mRNA is decreased in adipose tissue both from obese mice and from obese humans
- A diabetes susceptibility locus maps to chromosome 3q27, where the adiponectin (APM1, ACRP30) gene is located
- Polymorphisms in the gene is associated with elevated levels of FFAs in obese and Type II diabetic populations

Clinical Observation of Circulating ACRP Levels

- Negative correlation between body mass index and ACRP30 plasma levels
- Female subjects had higher plasma ACRP30 levels than males
- Obese diabetic people had even lower plasma ACRP30 levels than nondiabetic obese subjects
- ACRP30 levels rise with weight loss and restoration of insulin sensitivity following weight reduction
- Correlates negatively with fasting insulin levels, plasma triglyceride concentration
- ACRP30 levels changed very little during the course of the day and did not follow any significant circadian rhythm

Globular Region of ACRP30 (gACRP30, famoxin)

- Globular region of ACRP30 (gACRP30, famoxin) lowers plasma FFA, glucose and triglyceride levels in C57BL/6J mice following a high fat meal
- Full-length ACRP30 has no effect



a
b
c
d
e
f
FFA (mM)
Glucose (mg/dl)
TG (mg/dl)
Time (hr)
Control
25µg gACRP30
Control
25µg ACRP30
50µg ACRP30

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Plasma Levels of ACRP30 Increase During Weight Reduction in Both Nondiabetic & Diabetic Individuals



Nondiabetic
Diabetic
BMI (% change)
Plasma leptin (%change)
Plasma ACRP30 (% change)
***
***
***
**
**
*
Before
After
Before
After

- Plasma levels of ACRP30 and leptin were determined in 13 nondiabetic subjects and 9 diabetic subjects.
- Plasma leptin and ACRP30 levels expressed as percent change from initial values. Values shown are mean+/- SEM.
- *$p<0.05$, **$p<0.01$, ***$p<0.001$ for comparison with initial values.

Source: Hotta et al., Arterioscler. Thromb. Vasc. Biol., June 2000, 1595-1599

Summary

- Famoxin is a project initiated by GenSet
- The continued development of famoxin include
  - Further characterisation of the globular form
  - Stability
  - Production

  to reach lead definition

Clinical Outcomes of Growth Hormone Therapy in AIDS Wasting

Study 9037 (Post Approval Confirmatory Study): Design

Entry Criteria ➡ HIV+
with >10% weight loss
BMI <20, or < 90% of ideal body weight



6 mg DD
6 mg AD
Placebo
Blinded
Open-label

DD: daily dose
AD: alternate days

9037 Primary Endpoint: Cycle Ergometer Work Output


*
29
28
27
26
25
24
23
22
kJ
placebo
6 mg AD
6 mg DD
baseline
wk 12
(n=203)
(n=191)
(n=176)

* p < 0.0001 vs placebo

9037: Lean Body Mass by BIA



60
58
56
54
52
50
48
46
44
42
40
kg
p<0.0001*
p<0.001†
p<0.0001*
Δ = 6.9%
Δ = 10.6%
baseline
wk 12
placebo
(n=207)
6 mg AD
(n=209)
6 mg DD
(n=190)

* within group and vs. placebo

† versus AD dose

9037: Fat Mass by DXA



10
9
8
7
6
5
4
3
2
1
0
kg
p < 0.0001*
p < 0.0001*
Δ = -1.2 kg
Δ = -1.4 kg
baseline
wk 12
placebo
(n=93)
6 mg AD
(n=100)
6 mg DD
(n=84)

* within group and vs. placebo

Clinical Outcomes of Growth Hormone Therapy in HARS

Definition

- HARS = HIV associated adipose redistribution syndrome
- Characterized by pathological accumulation of Visceral Adipose Tissue (VAT)
- HARS patients may also exhibit:
  - Dorsocervical fat pad enlargement (buffalo hump)
  - Other adipose tissue accumulation
  - Lipoatrophy, predominantly of face or extremities
  - Metabolic abnormalities such as:
    - Disorders of glucose/insulin metabolism
    - Dyslipidemia

Clinical Consequences

- ↗ LDL, TG, ApoCIII
- ↗ VAT

} ↗ cardiovascular risk

- Insulin resistance
- Abnormal glucose

} ↗ diabetes risk

- Reduced bone mineral density — ↗ fracture risk

Bonnet E et al, JCEM, 2001; 86: 296-302
Laws A, Reaven GM, J Intern Med 1992, 231 (1): 25-30
Després JP, et al, BMJ 2001,322:716-720

↗ = increases, ↘ = decreases

Results: CT Scan Measurement of VAT


48.0cm

Patient at baseline



Same patient at 12 weeks

Results: Photographs









Baseline

Week 12

Conclusions of Serostim in HIV Wasting and HARS

Benefits of GH in the Era of Highly Active Anti Retroviral Therapy

- r-hGH effectively treats HIV-associated loss in LBM and restores weight over 12 weeks dose-dependently in wasting patients
- Increases in physical performance and QoL scores indicate a direct clinical benefit
- Significant reduction in VAT associated with ↑ LBM and a small net ↑ in body weight in HARS patients
- Significant reductions in cholesterol
- Significant improvements in health-related QOL

Clinical Study of Growth Hormone Therapy in SBS

GH Therapy in Short Bowel Syndrome

- Short Bowel Syndrome is an iatrogenic disorder of the gastrointestinal tract
- Results in impaired absorption of nutrients; severe malnutrition requires individually designed parenteral nutrition regimen
- Parenteral nutrition has adverse consequences: venous occlusions, septicemia, metabolic complications (hepatic dysfunction, fatty liver, villous atrophy)
- Can Parenteral Nutrition be reduced?
  - Primary endpoint - change in weekly total IPN volume
  - Secondary endpoints - change in weekly IPN caloric content and the change in the frequency of IPN administration per week

SBS Study Design



2 Week Baseline Period
Week Treatment Period
12 Week Followup Period
Screening Period
Stabilize patients on IPN (begin specialized oral diet)
Randomization
Group A 0.10 mg/kg subcutaneous rhGH + specialized oral diet + oral GLN placebo
Group B 0.10 mg/kg subcutaneous rhGH + specialized oral diet + oral GLN
Group C rhGH placebo + specialized oral diet + oral GLN
Specialized diet and oral GLN placebo
Left Clinic
Specialized diet and oral GLN

- Positive outcome announced July 2002
- Data filed with FDA
- Data to be presented at Nutrition Week Jan 2003

Overall Conclusion

- Active research and development
- Many compounds in discovery, preclinical development (e.g. famoxin, PTP 1b inhibitor)
- Opening into new target indications (e.g. diabetes/obesity)
- Successful completion of three major clinical programs
  - AIDS wasting
  - HARS
  - SBS

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Recent Deals in Multiple Sclerosis

Andrew Galazka MD
Senior Vice President
Scientific Affairs

Rebif Co-promotion with Pfizer

- Co-promotion of Rebif in US with Pfizer gives increased reach and frequency of calls. Dramatic increase in share of voice.
- Together we can invest more in Rebif brand
- Market leadership will be achieved faster
- Rebif complementary with Pfizer key neurology business
- Combined team hit the streets at begining of October
- Target: to capture >30% of US market after 4 years
- Serono distributes product and records all sales
- US marketing and development costs shared
- Each company meets its own salesforce expenses
- Initial $200m licence fee to Serono, recognised over lifetime of agreement
- Commissions to Pfizer recorded as selling expenses

Novantrone

AMGEN

- License and commercialization agreement with Amgen for Novantrone (mitoxantrone) for US market
- A topoisomerase II inhibitor (DNA replication)
- Already approved and marketed in Multiple Sclerosis (secondary progressive, progressive relapsing, and worsening relapsing-remitting MS) [Oct 2000]
- Also approved for certain oncologic indications (acute non-lymphocytic leukemia [1987], hormone refractory prostate cancer [1996])
- Ongoing studies: Phase 4 long term follow-up trial in MS & investigator study in primary progressive MS
- Orphan Drug Status in MS until October 2007
- Serono receives exclusive licence for all indications in the US
- Serono to pay undisclosed upfront fees and royalties for 10 years

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Cladribine

IVAX

- A purine analogue that inhibits the proliferation of moncytes and lymphocytes, involved in the pathology of multiple sclerosis
- Previously developed by J&J. Dramatic improvements in Magnetic Resonance Imaging noted but more clinical data required by FDA.
- Phase 2 data also demonstrates some clinical activity: in relapsing remitting MS (reduction in relapses) and chronic progressive MS (delay in disabilty progression)
- Currently being reformulated as an oral by IVAX
- Plan: Complete Phase I program in 2003. Depending on outcome move to Phase 2 or Phase 3 in 2004

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Neurology Clinical Development

Gordon Francis MD
Vice President
Neurology Clinical Development

Multiple Sclerosis and Rebif

- Most common acquired neurological disease of young adults
- Immune mediated disorder
- Relapsing and progressive forms
- Considerable physical, emotional and financial impact
- Currently available therapies include interferon, glatiramer acetate and mitoxantrone
- Rebif (interferon β-1a) approved in over 70 countries world-wide for relapsing forms of MS
  - US approval in 2002 makes Rebif the first product to overcome the Orphan Drug exclusivity of another product based on superior efficacy

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Projects in Neurology

- Additional studies with Rebif
- IFNAR + Interferon
- Amyloid peptide breaker
- Atexakin alfa (IL-6)
- Cladribine
- Novantrone

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MS Clinical Activity with Rebif for 2003

- Finalization of EVIDENCE study
  - Results in Q1-03
- Additional planned studies
  - Pregnancy registry
  - Vaccination protocol
- Product enhancement

r-hIFNAR-2a

IFNAR-2: Type I Interferon Receptor Complex



95Kd
130Kd
IFNAR2
IFN-α
IFN-β
IFNAR1
JAK-1
Tyk-2
IFNAR2
IFN-α
IFN-β
IFNAR1
JAK-1
Tyk-2
PO4
PO4
Signalling
STAT1/STAT2

IFNAR-2 Acts as a Natural Carrier Protein for Interferon Beta

- r-IFNAR-2 is the soluble receptor for Type I interferon



- Binds to interferon beta

- Prolongs serum half-life in rodents and primates

r-hIFNAR-2a:
Pharmaco-kinetic/dynamic Studies

Phase I, open-label, cross-over studies to assess the pharmacokinetics, pharmacodynamics and safety of a complex of IFN ß-1a / r-hIFNAR-2a compared to IFN ß-1a alone after intravenous administration to healthy male subjects

r-hIFNAR-2a: Pharmacokinetic Study Design

- 20 male subjects, 3-way cross-over design
- IV administration
  - A: 66ug IFN ß-1a alone
  - B: 66ug IFN ß-1a: 660ug r-hIFNAR-2a (ratio 1:10)
  - C: 66ug IFN ß-1a:6600ug r-hIFNAR-2a (ratio 1:100)
- Assay for IFN ß-1a serum concentration

PK Results of IFNAR+IFN in Man


Median IFN ß-1a Serum Concentration
66µg IFN
66µg IFN + 6600µg IFNAR
66µg IFN + 660µg IFNAR
distribution and elimination of IFN ß-1a
clearly changed with increasing r-hIFNAR-2a ratio
Median IFN Serum Concentration (IU/mL)
10000
1000
100
10
1
0
5
10
15
20
25
Time (hr)

Pharmacodynamic Response to IFNAR+IFN in Man



Median Neopterin Serum Concentration
Median Neopterin Serum Concentration (nmol/L)
25
20
15
10
5
0
0
100
200
300
400
500
600
Time (hr)
11µg IFN 3x/1week
33µg IFN
11µg IFN + 1100µg IFNAR
33µg IFN + 3300µg IFNAR

IFNAR PK/PD Conclusion

- r-hIFNAR-2a reduces, in a dose dependent fashion, the clearance and elimination of IFN ß-1a when administered as a pre-mixed complex with resultant 13-fold increase in IFN β-1a exposure with ratio of IFN β-1a:r-hIFNAR-2a of 1:100. Higher ratio is unlikely to cause further large improvements.

- This reduction in clearance results in an increased pharmacodynamic effect (AUE of Neopterin)

- Phase I studies support concept that IFN ß-1a:hIFNAR-2a provides enhanced IFN effect compared to IFN alone

- Phase II study planned for Q3/03
  - MS patients with MRI primary outcome

Amyloid Peptide Breaker

Alzheimer's Disease



Age-matched control | 70 year AD

- Progressive cognitive impairment, dementia and widespread neurological decline

The Amyloid Hypothesis for AD


APP mutations
Presenilin mutations
Reduced clearance
Trisomy 21
Increased Aβ−42
Metal ions
Microenvironment
Age effects
?others
Amyloid deposits
Tangles
Inflammation
Oxidative damage
Neuronal Death; Synaptic Loss;
Brain Shrinkage
Neurological Symptoms

β-sheet breaker peptides for Alzheimer's treatment


Soluble Aβ
Amyloidogenic
intermediate

β-sheet breaker peptides

Short synthetic peptides homologous to the Aβ fragment involved in the abnormal folding, but containing amino acids know as β-sheet disrupters

Results Dose-response Study



Amyloid load
500000
250000
0
0.0
1.0
3.0
9.0
27.0
AS602704 doses, mg

Amyloid Peptide Breaker

- Work in 2002 has confirmed best molecule for clinical development

- Phase 1 study to start Q1/03

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Atexakin alfa (IL-6)

Atexakin alfa (interleukin-6)

Sites of synthesis	▪ Blood, cartilage, bone marrow, skin, lung and CNS
Properties	▪ Differentiation and proliferation of B and T cells ▪ Stimulation of Adrenocorticotropic hormone ▪ Effect on myelin producing cells
Inducers	▪ IL-1, TNFa, TGFb, LPS
IL-6 Deficient Animals	▪ Lymphoid development impaired ▪ Impaired antiviral response ▪ No mucosal IgA ▪ Acute phase response disturbed

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Electrophysiological Measurements
Diabetic Neuropathy Animal Model



Compound Muscle Action Potential
CMAP latency (ms)
2.0
1.5
1.0
0.5
-2.0
26
40Days
Sensory Nerve Conduction Velocity
SNCV (m/s)
70
60
50
40
30
20
C V 1 3 10 30 10
-2
26
40 Days
Control/vehicle
STZ/vehicle
STZ/IL6 1 µg/kg
STZ/IL6 3 µg/kg
STZ/IL6 10 µg/kg
STZ/IL6 30 µg/kg
STZ/IL6 10 µg/kg IP

SC 3 times/week; Mean ± SEM * P<0.05 vs. STZ/Veh

Morphological Analysis – Sciatic Nerve Neuropathy Model

Normal large fiber with :
- sheath of myelin (a) and axon (b)



Small fiber



Degenerated fibers :
1 : degeneration of the myelin
2 : complete degeneration of the fiber

Thin sheath of myelin

Non-diabetic rats | STZ – Veh

IL-6 10 μg/kg | 4-MC





Morphometric Analysis – Number Myelinated Fibers


Number of myelinated fibers (per field)
220
210
200
190
180
170
160
150
STZ
IL6
V. IL6 V. 1 3 10 30 100 MC
versus STZ/Veh **** **** **** **** **** **** **** ****
Control/vehicle
Control/IL6 (100 µg/kg)
STZ/vehicle
STZ/IL6 (1 µg/kg)
STZ/IL6 (3 µg/kg)
STZ/IL6 (10 µg/kg)
STZ/IL6 (30 µg/kg)
STZ/IL6 (100 µg/kg)
STZ/MC (10 µg/kg)

* $p < 0.05$, ** $p < 0.01$, *** $p < 0.005$, **** $p < 0.001$

Atexakin alfa Clinical Program - 2003

- Diabetic Neuropathy – Phase II

- Additional Neuropathy models considered

Cladribine

Cladribine in Multiple Sclerosis

- **Chemotherapeutic agent**
  - Purine nucleoside resistant to adenosine de-aminase with specific anti-lymphocyte and anti-monocyte effect
- **Clinical trials in MS**
  - Phase II studies in RRMS
  - Phase II study in SPMS/PPMS
    - Variable clinical efficacy
    - Pronounced MRI efficacy
  - Systemically administered but amenable to oral administration

Clinical Data of Cladribine in MS

- 3 studies available, 262 subjects, 164 treated
  - Scripps Clinic: Investigator IND
    - RRMS, SPMS
  - Johnson and Johnson IND
    - SPMS, PPMS
- Design and/or methodological limitations
- Strong MRI effect with suggestion of relapse benefit



serono
biotech & beyond

Cladribine SPMS/PPMS Study



Mean/Median % Change in T2 Lesion Volume at 12 Months
Percent Change from Baseline
3
2
1
0
-1
-2
-3
-4
-5
Placebo
Clad 2 months
Clad 6 months
* p<0.03
*
*
Mean Change
n =51,50,46
Median Change
51,50,46

Cladribine in Multiple Sclerosis

- Development of Oral Formulation 2003
- Phase 1 study 2003
- Phase II/III studies 2004

Novantrone
(mitoxantrone)

Mitoxantrone in Multiple Sclerosis

- **Chemotherapeutic agent**
  - Inhibits DNA and RNA synthesis
  - Potent immuno-modulatory drug
  - Cardiac and hematological toxicity
- **Broad MS indication**
  - Progressive MS and worsening relapsing MS

MIMS (mitoxantrone) Study


Total Number of Relapses
Adjusted No. of Relapses
100
80
60
40
20
0
76.8
46.9
24.1
p=0.0002†
69%
Placebo
Mito 5
Mito 12

† Mito 12 vs Placebo

MIMS (mitoxantrone) Study

Disability Progression Sustained for 6 Months



% (No.) of patients
20
15
10
5
0
19%
(n=12)
9%
(n=6)
p=0.045†
7%
(n=4)
Placebo
Mito 5
Mito 12

† Mito 12 vs Placebo

MIMS (mitoxantrone) Study


Change in Total T2-Weighted Lesion Load (Score 1-5)
Placebo
Mito 12
p=0.125
at Month 24
Mean Score Change
5
4
3
2
0
4.28
2.36
0.58
0.64
12
24
12
24
Month

Mitoxantrone Future Activities

- RENEW Study
- RETRO Study
- Investigator Initiated Projects
- Combination therapies

serono
biotech & beyond

Multiple Sclerosis – Evolution of the Competitive Landscape

Samir Shah MD
Vice President
Marketing Neurology

The Market Potential

"‥ for a global company to accurately predict markets, currency fluctuations, regional economic trends, product sales, and competitive products is a Sisyphean challenge"

<u>*David Hawkins*</u>, ***Lovett-Learned professor, Harvard Business School"***

MS Market Continues to Grow Well

- MS market posted strong historical growth (5yr CAGR to 2001= 41%)
- USA still represents 54% of market (relatively constant share since 1998)
- Growth rate in units YTD 2002 slightly lower (~ 18%) than value



M USD
3'000
2'500
2'000
1'500
1'000
500
0
55%
48%
40%
33%
29%
22%
211
443
417
553
602
756
826
983
1072
1264
1308
1511
1997
1998
1999
2000
2001
2002E
ex-USA
USA

Consensus Estimates, to Top $4 billion in 2006

- Both USA and ex-USA will continue to grow significantly
- USA will continue to be dominant market
- Our internal estimates in line with analysts' consensus



M USD
4'500
4'000
3'500
3'000
2'500
2'000
1'500
1'000
500
0
2.3 B
2.8 B
3.3 B
3.6 B
3.9 B
4.1 B
1072
1308
1533
1680
1790
1875
1264
1511
1745
1911
2075
2200
2001
2002E
2003E
2004E
2005E
2006E
ex-USA
USA

Factors Driving Growth; Increased Penetration

- USA at 45%, up ~10% in 2 years
- 35-45k new MS cases annually (15-20k in USA)
- Liberalization of reimbursement, acceptance of DMD benefits, (e.g.UK)



%
DMD % (patients on DMDs / Total patients MS)
45
40
35
30
25
20
15
10
5
0
USA
Australia
Portugal
Belgium
Germany
France
Switzerland
Italy
Canada
Argentina
Spain
Nordic
Israel
Brazil
Holland
Ireland
Czech Rep
Poland
UK
Turkey
Estimated, 280k (160K USA) patients receiving DMDs
2000
2001
H1 2002

Positioning and Unique Product Attributes

Rebif Positioning and Unique Product Attributes

- Efficacy, efficacy and efficacy
- The easy to use liquid pre-filled syringe



- With excellent safety

Rebif Positioning and Unique Product Attributes

- Indicated for relapsing remitting disease
- Indicated for relapsing secondary progressive
- Indicated for reducing relapses and disability
- Two dosage strengths (22 and 44) marketed
  - 44 first line (Rebif "gold" standard)
  - 22 (Rebif "silver" standard) titration, AEs

Clinical Data

Serono Clinical Development Program Designed to Address Market Needs

Study	MS	Design	Dose (mcg)	Patients	Status
Rome	RR	Open,TIW	33, 99	68	Published
PRISMS	RR	DBPC,TIW	66, 132	560	Published
OWIMS	RR	DBPC,QW	22, 44	292	Published
SPECTRIMS	SP	DBPC,TIW	66, 132	618	Published
ETOMS	EMS	DBPC,QW	22	308	Published
EVIDENCE	RR	Comparative	30 vs 132	677	Published

- Initiation of program, knowledge more-is-better
  - Witt 1993, Knobler 1993, IFN beta-1b 1993
- Differential advantage; Deliver highest dose, for maximum efficacy, with excellent safety

AMERICAN ACADEMY OF NEUROLOGY

Special Article

Disease modifying therapies in multiple sclerosis

Report of the Therapeutics and Technology Assessment Subcommittee of the American Academy of Neurology and the MS Council for Clinical Practice Guidelines

D.S. Goodin, MD; E.M. Frohman, MD; G.P. Garmany, Jr., MD; J. Halper, MSN, ANP, FAAN; W.H. Likosky, MD; F.D. Lublin, MD; D.H. Silberberg, MD; W.H. Stuart, MD; and S. van den Noort, MD

PRISMS… « As in other IFN-b trials, this trial demonstrated a benefit to treatment on both clinical and MRI measures of attack rate. Also, this was the first trial of IFN-b in RRMS to show both a reduction in the confirmed 1-point EDSS progression and a highly significant reduction in the T2 disease burden. »

Neurology 2002, 58: 169-178

serono biotech & beyond

PRISMS: Rebif Significantly Prolongs Time to 1st and 2nd Relapses


+ 16.9 months p<0.001
Time to 2nd relapse (ms)
31.7
14.8
+ 5.1months p<0.001
Time to 1st relapse (ms)
9.6
4.5
Rebif 44x3
Placebo

Modified from Lancet 1998, 352: 1498-504 and Neurology 2001, 56:1628-36

PRISMS: Rebif Prevents Accumulation of Disease Burden on MRI



p = 0.003
-6.2
7.2
YEARS 0-4: median % change from baseline
p < 0.0001
-3.8
10.9
YEARS 0-2: median % change from baseline
Rebif 44x3
Placebo

Modified from Lancet 1998, 352: 1498-504 and Neurology 2001, 56:1628-36

PRISMS: Rebif Delays Time to Confirmed Progression* in Disability by 74%


+ 18 months (74%) p<0.001
42.1
Time to confirmed progression (ms)
24.2
Rebif 44x3
Placebo/Rebif

**Time to confirmed progression on EDSS (months, 40th percentile)*

Neurology 2001, 56:1628-36

Editorial

Neurology 2001;56:1620

The cost of delaying treatment in multiple sclerosis

What is lost is not regained

Steven R. Schwid, MD; and Christopher T. Bever, Jr., MD

« Results of the PRISMS-4 study, published in this issue of Neurology, provide the most convincing evidence yet that patients with relapsing-remitting MS treated with interferon beta (IFN-β) will develop less permanent disability. »

Articles

Randomized, comparative study of interferon β-1a treatment regimens in MS

The EVIDENCE Trial

H. Panitch, MD; D.S. Goodin, MD; G. Francis, MD; P. Chang, PhD; P.K. Coyle, MD; P. O'Connor, MD; E. Monaghan, PhD; D. Li, MD; and B. Weinshenker, MD, for the EVIDENCE (EVidence of Interferon Dose-response: European North American Comparative Efficacy) Study Group and the University of British Columbia MS/MRI Research Group*

Neurology 2002; 59:1496-1506

- EVidence for Interferon Dose-response: European-North American Comparative Efficacy Study
- Prospective, **randomized, controlled,** masked **outcome assessment;** Class 1 study **AAN treatment guidelines, Goodin et al, Neurology 2002, 58:169-178*

EVIDENCE: Background

- Efficacy and Safety of IFN-b established in DBPC Phase III trials
- Clinical and pharmacologic studies strongly suggestive of dose-response (dose + frequency)*
- The EVIDENCE trial: a direct comparative study to compare efficacy and safety of two currently available IFN-b regimens

*AAN treatment guidelines, Goodin et al, Neurology 2002, 58:169-178

serono
biotech & beyond

30% reduction in favor of Rebif vs Avonex for occurrence rate of first relapse

Kaplan-Meier curve of the cumulative probability of patients experiencing first relapse over 48 weeks



Cumulative probability of patients experiencing a relapse (%)
50
40
30
20
10
0
0
4
8
12
16
20
24
28
32
36
40
44
48
Weeks
Avonex
Rebif
Hazard ratio 0.70
p = 0.003

Neurology 2002; 59:1496-1506

Rebif delays time to first relapse as compared with Avonex® by 4.8 months


Avonex
6.7
+ 4.8 months
Rebif
11.5
0
2
4
6
8
10
12
months

Hazard Ratio 0.70, p=0.003; 39th percentile

***Neurology* 2002; 59:1496-1506**

Presented at ENS Berlin, June 2002

36% relative reduction in T2 active lesions favoring Rebif vs Avonex over 48 weeks



Mean
Median
lesions/patient/scan
1.6
1.4
1.2
1
0.8
0.6
0.4
0.2
0
1.4
0.9
0.5
0
Avonex
Rebif
Avonex
Rebif
Avonex
Rebif

p <0.001

Neurology 2002; 59:1496-1506

EVIDENCE: Summary

Outcome measure wk 48	Rel. difference Rebif vs Avonex	p-value
Proportion relapse-free	19% ↑	0.009
Hazard ratio for first relapse (0.7)	30% ↓	0.003
Proportion with relapses	21% ↓	0.009
Relapse rate	16% ↓	0.093
Steroid use per relapse*	37% ↓	0.017
MRI T2 activity	36% ↓	<0.001
% MRI T2 active scans	38% ↓	<0.001
% pts with no active scans	32% ↑	<0.001

Neurology 2002; 59:1496-1506

EVIDENCE: Conclusions

- Treatment regimens have major impact on efficacy
- Rebif, 44 mcg x3, was found to be superior to Avonex®, 30 mcg x1, on both relapse and MRI measures over 48 weeks
- Patients on Rebif had a 30% lower risk of relapsing then those on Avonex over 48 weeks
- Efficacy not obtained at expense of safety
- Adverse events similar between the two groups except for a few specific events that did not affect patient compliance
- NAb's did not affect clinical outcome over 48 weeks

NEUROLOGY 2002;59:1480–1481

Editorial

When marketing and science intersect

Do patients with MS benefit?

Fred D. Lublin, MD

"This (Panitch et al) is an important article, and worthy of publication in *Neurology*. As the assessors of the primary clinical and MRI outcome measures were blinded, this is class 1 evidence"

"Despite some limitations, the Panitch et al study provides the best available head-to-head comparative data to date of any DMA studies. Given the minimal extant dosing/frequency/route information available. These studies then can help guide physician and patient treatment decisions in a way not previously possible. Consequently, we have a true intersection of a marketing interest and a scientific need. Additionally, because the Panitch et al study data were submitted for FDA review, there was a separate analysis by the agency. The FDA analysis, which is available on the FDA Web Page *(http://www.fda.gov/cber/review/ifnbser030702r3.pdf)*, provides an independent, detailed, well-analysed affirmation of the report of Panitch et al and mitigates much of the concerns raised in the proceeding paragraph… Finally, Panitch et al and Clanet et al serve to increase our ability to choose more rationally among the therapeutic options for treating MS."

Market Dynamics / Players

USA Market to End of 2001

- Avonex leader based on "convenience of once weekly"
- Copaxone second, based on perception of "safer" and DTC campaigns
- Betaferon's recent performance suggests differentiation on efficacy due to high doses occurring



M USD
1'400
1'200
1'000
800
600
400
200
0
1997
1998
1999
2000
2001
26
196
221
79
171
303
136
180
440
205
226
552
291
262
711
Copaxone
Betaseron
Avonex

Market Dynamics NOW Changing in USA

- Rebif entered US market in March 2002, with a strong label

MARCH 7 2002
APPROVED

MARCH 11 2002
LAUNCH IN THE US

- Co-marketing with Pfizer, effective October 2002
  - Increases reach and frequency, increased share of voice, increases resources, increases marketing & sales muscle
  - Market leadership faster (>30% market after 4 years)

serono
biotech & beyond

Market Dynamics NOW Changing in USA

- Rebif message ("higher more frequent doses for better efficacy") resonates with US physicians*
- More switching then expected*
  - 8,000 patients on Rebif at end of Q3 2002
  - 80% switchers, over 50% of these from Avonex, others equally from Betaseron and Copaxone
- Rebif market share increasing mainly at expense of Avonex



5%
4%
3%
2%
1%
0%
-1%
-2%
-3%
-4%
-5%
Mar.02
Apr.02
May.02
Jun.02
Jul.02
Aug.02
Sep.02
Avonex
Copaxone
Betaseron
Rebif

*Sources: *Tracking studies; MS Lifelines database; SGC market research; IMS monthly prescription data*

serono biotech & beyond

Players and Dynamics in Ex-USA MS Market

- Rebif, Betaferon domination shows strong efficacy differentiation
- Germany, France, Italy largest and fastest growing markets; UK opportunity
- Rebif winning on efficacy, and in some markets also on convenience
- Now, over 50% of patients on high dose Rebif (44)



Rebif captured 10,500 of 23,300 net new patients
M USD
1'200
1'000
800
600
400
200
0
1997
1998
1999
2000
2001
19
155
17
44
235
94
143
26
285
178
254
45
321
209
380
67
355
260
Rebif
Copaxone
Betaferon
Avonex

Strong Future for Rebif as Efficacy Main Driver for Prescriptions

- ISIS research* (May-Sep 02), Patient market research; SG Cowen; JP Morgan, several others
- Efficacy major driver for prescriptions for both new and switched patients



New Patients*
Efficacy (unspec)
Fewer relapses
Patient request
Good tolerance/SE
RR disease
Ease of use
0
10
20
Switching*
Frequent relapses
Poor efficacy (unspec)
Poor tolerance/SE profile
Injection site reactions
Need to increase dose
Patient request
0
10
20
30

Strong Future for Rebif

- Switching in Europe commoner than previously thought*
- Rebif will be winner for both new and switch
- >60% USA physicians plan to switch >10% patients within 12 ms to Rebif*



%
100
90
80
70
60
50
40
30
20
10
0
3
36
11
28
18
18
37
21
8
9
New (N=160)
Switch (N=76)
Other
Mitoxantrone
Rebif
Copaxone
Betaferon
Avonex

(*Syndicated, independent, market research; 259 Physicians, providing data on 2,178 patient from D, F, I, Sp, Nl, Sw
** SG Cowen Survey)

Remain Optimistic for Future for Rebif

- Syndicated research – "Who injects?"
- Convenience – What convenience?



Only about 1 in 3 Avonex patients self-inject
100%
80%
60%
40%
20%
0%
Betaferon (296)
Rebif 44 (217)
Avonex (350)
Other
Nurse (at home)
Clinic
Family Member
Patient

Conclusions

- Market large, growing, forecasted to top $4 Billion 2006
- Rebif is last entrant, but well positioned to benefit the most
  - Efficacy is Rebif's strength
  - Efficacy is key driver for new and switch patients
- Entering USA with very strong label
- Entering USA with Pfizer
- Cladribine and Novantrone will add further growth mid-term
- Antegren may be the only other new entrant, but unlikely before 2006
- Confident that Rebif will become market leader worldwide

serono
biotech & beyond

Efalizumab in the Treatment of Moderate-Severe Plaque Psoriasis

Craig L. Leonardi, M.D.

Associate Clinical Professor of Dermatology
Saint Louis University
&
Central Dermatology
St. Louis, Missouri

Limited Forms of Psoriasis



Widespread Plaque Psoriasis



Psoriasis in the United States

- > 7 million Americans affected
  - 200K new cases per year
- 2 million patients have moderate - severe disease
- Mean age onset: 28 years
  - 10 - 15% are less than 10 years old
- Outpatient treatment costs: $1.6 - 3.2 billion
- 400 psoriasis-related deaths each year
  - Suicide, metabolic, treatment-related complications
- > 1.5 million patients seek help each year

Source: National Psoriasis Foundation

Efalizumab (Anti-CD11a)


Murine Binding Site for CD11a
Human IgG1

- Humanized MAb against CD11a chain of LFA-1
- Subcutaneous mode of administration
- Non-lymphocyte depleting
- ↓ Lymphocyte trafficking into dermis / epidermis
- ↓ Epidermal hyperplasia
- ↓ Keratin 16 expression in psoriatic plaques
- Well tolerated

Rationale for Blocking LFA-1 in Psoriasis

Blocks T-cell trafficking


1. Rolling
2. Activation
3. Anti-CD11a
Blocks Arrest Phase
4. T Cell Remains
in Circulation
Blood
Vessel
T Cell
PSGL
CLA
CCR6
LFA-1
Anti-CD11a
LFA-1
P-Selectin
E-Selectin
ICAM-1
ICAM-2
Cytokine-
Activated Endothelium
Chemokines
Dermis
Epidermis

Rationale for Blocking LFA-1

Blocks T-cell activation



Dendritic Cell
T Cell
Immunological Synapse
ICAM-1
Anti-CD11a
LFA-1
MHC
Antigen-Peptide
TCR
Full T-Cell Activation Does Not Occur
Anti-CD11a
CD4/CD8
ICAM-1
LFA-1
LFA-3
CD2
CD40
B7
CD28
CD40L
Costimulatory Molecules

Phase ID Multiple-Dose Trial: Histopathology



Day 0
Day 28
Day 56
K16
H&E

Efalizumab: Phase ID Multiple-Dose Trial

Patient 602 | Patient 608



Day	0	91	0	91
PASI	59.1	10	16.6	1.4
PGA		Excellent		Excellent

Effect of Efalizumab (Anti-CD11a) on WBC and Lymphocyte Counts


1.0 mg/kg
(n = 20)
2.0 mg/kg
(n = 17)
4.0 mg/kg
(n = 18)
WBC
Lymphocytes
Cells/mm³
Study Day

HUPS 256 E #602





70
60
50
40
30
20
10
0
PASI Score
-14
14
42
70
98
126
154
182
Days

PASI Responses at Week 12: Pooled Data



Week 12 vs Baseline
Percent of Subjects
60
50
40
30
20
10
0
3.4
15.1
29.2
55.6
27.6
54.5
Placebo
(n=292)
1.0 mg/kg/wk
(n=394)
2.0 mg/kg/wk
(n=409)
= PASI-75
= PASI-50

Gottlieb AB, et al. AAD 2002. Poster.

ACD2058g: Mean PASI Score Decreases


Mean PASI
20
18
16
14
12
10
8
6
4
0
14
28
42
56
70
84
Treatment Day
Placebo
1.0 mg/kg/wk
2.0 mg/kg/wk
* p < 0.005 vs placebo

Maintenance of Effect in Responders



Week 24 vs Baseline
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Percent of Subjects
20.0%
40.0%
76.2%
95.2%
76.3%
89.5%
*
*
*
*
Placebo
(n=40)
2.0 mg/kg/qowk
(n=42)
2.0 mg/kg/wk
(n=38)
75% improved
50% improved
* p < 0.001 vs placebo

Responder = PASI ≥ 75%

Improvement in Partial Responders



Week 24 vs Baseline
Percentage Achieving PASI-75
25%
20%
15%
10%
5%
0%
6.8%
21.1%
19.7%
*
*
Placebo (n=59)
1.0 mg/kg/wk (n=57)
2.0 mg/kg/wk (n=66)

* p < 0.02 combined efalizumab groups vs placebo.

Adverse Events in the First 12 Weeks*

Adverse Event	Placebo (n=292)	Efalizumab 1.0 mg/kg/wk (n=394)	Efalizumab 2.0 mg/kg/wk (n=409)	Efalizumab All Subjects (n=803)	All Subjects (N=1095)
Headache	27.4%	32.5%	37.2%	34.9%	32.9%
Chills	4.5%	14.7%	13.0%	13.8%	11.3%
Infection, NOS†	14.4%	12.7%	14.7%	13.7%	13.9%
Pain	6.8%	14.2%	11.0%	12.6%	11.1%
Fever	5.1%	9.6%	11.5%	10.6%	9.1%
Asthenia	8.2%	8.4%	9.5%	9.0%	8.8%
Accidental injury	5.1%	7.1%	6.6%	6.8%	6.4%

*Includes all events occurring in greater than 5% of subjects. Multiple occurrences of an event within a body system are counted once in the overall incidence.

†NOS=Not otherwise specified.

Subjects With ≥1 Acute Adverse Event



Percent of Subjects With ≥1 Adverse Event
30
25
20
15
10
5
0
0
1
2
3
4
Dose Number
Placebo
Efalizumab
All Subjects

Koo JY, et al. AAD 2002. Poster.

Relapse & Rebound After Efalizumab Withdrawal

- Data analysis included patients in extended treatment period who
  - *Received efalizumab for first 12 weeks*
  - *Received placebo for another period of 12 weeks in extended treatment*
- Median time to relapse* 64-70 days
- Patients experiencing rebound‡ 5-9%

---

* Loss of at least 50% PASI improvement achieved in first treatment period.

‡ Proposed NPF Definition: 125% of baseline within 6 weeks on discontinuation

Open Label Trial: Study Schema (1st year)



Segment 1
Segment 2
Segment 3
Segment 4
≥ 50%
Improvement
Relapse
Relapse
Relapse
Relapse
Synalar®
Segment 2
Segment 3
Segment 4
Segment 5
FT
Day 84
Day –28
(Screening)
FT
Day 0
White
Petrolatum
FT
Day 56
< 50%
Improvement
FU

Data on file, Genentech, Inc.

Open Label Trial: Improvement of PASI at 3, 6, 9 and 12 Months



90
80
70
60
50
40
30
20
10
0
% of Patients
82.0
41.0
77.1
51.0
80.5
58.0
79.1
61.0
3 Months
(n = 339)
6 Months
(n = 288)
9 Months
(n = 265)*
12 Months
(n = 215)*
PASI-75
PASI-50

ACD2243g #27111



Day 0



Day 84

ACD2243g #27111





PASI
BSA
Days
0
28
56
84
112
140
168
196
224
252
280
308
336
364

ACD2243g #27103



Day 0



Day 84

ACD2243g #27103





PASI
BSA
Days
0
2
4
6
8
10
12
14
16
18
20
0
5
10
15
20
25
30
35
40
45
50
0 28 56 84 112 140 168 196 224 252 280 308 336 364

Efalizumab: Summary of Results

- Convenient mode of administration (subcutaneous)
- No laboratory testing expected
- Statistical significance achieved in all endpoints:
  - PASI at week 12
  - OLS, PGA, DLQI
- ~29% excellent response after 12 wks (1.0 mg/kg)
- ~20% additional excellent response after 24 wks
- QOWk dosing maintains clinical response (2.0 mg/kg)
- Rapid onset of action - as early as week 2
- Mean time to recurrence: 9 wks
- Rebound rate (125% baseline – 6 weeks): 5–9 %
- Chronic dosing appears safe and effective

Front-Running Biologics for Psoriasis

	Alefacept	Efalizumab	Etanercept	Infliximab
Administration	IM or IV Push	SC	SC	IV Infusion
Response	Remittive	Suppressive	Suppressive	Remittive
Speed of Onset	+	+++	++	++++
Durability	+++	+	+	++++
Efficacy	++	+++	+++	++++
Safety	+++	+++	++++	+
Pediatric Use	?	?	+++	++
Monitoring	WBC	None	None	WBC
FDA Issues	FDA Advisory Panel 5/23/02	BLA Q4 2002	PsA 1/2002 Phase III	Phase II
Intangibles	1st to Market Remittive	Fast Convenient	Safety Record	Complex Last Resort

The Importance of IL-18 and IL-18 Binding Protein in Inflammatory Diseases

Charles A. Dinarello

- IL-18 is a member of the interleukin-1 family of proinflammatory cytokines. IL-18 has several unique pro-inflammatory properties.

- In mice, deletion of the IL-18 gene or the IL-18 receptor appears to be without ill-effects, but mice are resistant to disease challenges.

- For example, mice deficient in IL-18 (IL-18 knock out mice) do not develop arthritis to collagen immunization (model of collagen-induced arthritis)

- There is now a large body of evidence that reducing the activity of IL-18 is a strategy in several inflammatory-autoimmune disease, of acute and chronic nature


Adhesion molecules
Nitric oxide synthases
Metalloproteinases
Collagenases
Chemokines
Cytokines
IL-18
IL-18 BP
Neutralization
IL-18Rα
IL-18Rβ
Approximation of
cytoplasmic
Toll-domains
Nucleus
mRNA
MyD88
IRAK(s)
NFkB
p38 MAP kinase
Recruitment
of kinases
TRAF-6
IkB
IKKα IKKβ

IL-18 Binding Protein is a naturally occurring inhibitor of IL-18. IL-18BP possesses an unusually high affinity for IL-18 (400 pM) with a rapid on rate and a slow off-rate. This is unusual for soluble receptors.


IL-18BP
IL-18
E 42
K 130
E 114
K 89

BiaCore Binding of IL-18BP to IL-18
Rapid on-rate, slow off-rate, Kd=400pM



Response Units
100
200
300
400
500
seconds

Neutralization of IL-18 by different isoforms of IL-18BP



IFNγ (% change from control)
100
80
60
40
20
0
0.0
1.0
2.0
Molar Ratio (IL-18BP:IL-18)
mu-c
hu-b
hu-d
mu-d
hu-c
hu-a

IL-18 and Collagen Arthritis Model

Studies Using Anti-IL-18 Antibodies

Studies Using IL-18BP

Therapeutic treatment of Collagen-induced Arthritis with Murine IL-18BP



Clinical Disease Activity
0
1
2
3
4
5
6
7
8
9
10
Day after Collagen
20
22
24
26
28
30
32
34
36
38
40
42
44
Vehicle (PBS)
IL-18BP
delayed
onset
less
disease

Individual Histological Evaluations on Day 42 of CIA



Score
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
Inflammation
Cartilage Damage
Bone Damage
Pannus
P<0.02
CIA + PBS
CIA + IL-18BP

Treatment of CIA with IL-18BP reduces TNFα and IFNγ mRNA levels in affected joints


Steady-State mRNA Levels (ratio to GAPDH)
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0.0
TNFα
IFNγ
PBS
IL-18BP

Treatment of CIA with IL-18BP reduces IL-1β mRNA levels in affected joints but not IL-1Ra levels



Steady State mRNA from Joint (ratio to GAPDH)
0.5
0.4
0.3
0.2
0.1
0.0
IL-1β
IL-1Ra
p<0.001
PBS
IL-18BP



Anti-IL-18 Reduces Serum IL-6 Levels in CIA
1400
1200
1000
800
600
400
200
IL-6 (pg/mg)
p<0.01
Naïve DBA-1
Control IgG
Anti-IL-18

Anti-IL-18 Reduces Joint IL-6 Levels in CIA



IL-6 (ng/mg)
5
4
3
2
1
Control
Anti-IL-18


Anti-IL-18 Reduces Bone Erosion Scores in CIA
Bone Erosion Score
3
2
1
N=18
p<0.01
N=18
Control IgG
Anti-IL-18



Anti-IL-18 Reduces Cartilage Damage Scores in CIA
Cartilage Damage Score
3
2
1
N=18
p<0.01
N=18
Control IgG
Anti-IL-18


Anti-IL-18 Reduces Synovial Inflammation in CIA
(day 25 in first arthritic paw)
Inflammation Score
3
2
1
N=18
N=18
p<0.05
Control IgG
Anti-IL-18

Effects of Blocking IL-18 in a Model of Inflammatory Arthritis (not immune mediated): Streptococcal Wall Arthritis

Model is used for studying cartilage and bone destruction

Time course of Streptococcal wall-induced arthritis: joint swelling and suppression of chrondrocye proteoglycan synthesis



Joint swelling
PG-synthesis
Joint swelling (R/L ratio)
Chondrocyte PG-synthesis (% of control)
2,4
2,1
1,8
1,5
1,2
0,9
120
110
100
90
80
70
60
50
40
Day 0
Day 1
Day 2
Day 4



Control Ig's
Anti-IL-18
PG synthesis (% of control)
120
100
80
60
40
20
*
*
Day 1
Day 2
Days after SCW arthritis induction

Table II. *Local cytokine levels after anti-IL-18 treatment*[a]

Cytokine (pg/ml)	Time Point	Control Igs	Anti-IL-18
IL-18	90 min	591 ± 130	240 ± 90*
	4 h	700 ± 120	300 ± 60*
	Day 1	ND	ND
TNFα	90 min	580 ± 90	170 ± 40*
	4 h	340 ± 90	130 ± 80*
	Day 1	ND	ND
IL-1β	90 min	350 ± 100	140 ± 50*
	4 h	1730 ± 180	240 ± 80*
	Day 1	630 ± 130	380 ± 60*

Anti-IL-18 Improves Cartilage Synthesis in Inflammatory Arthritis


Proteoglycan Synthesis
p<0.01
Control
Anti-IL-18

Anti-IL-18 Reduces Joint IL-6 Levels in Inflammatory Arthritis


IL-6 (ng/mg)
Control
Anti-IL-18


IL-18 added to patella cartilage induces
breakdown *in vitro*
35-S content (% of control)
100
50
IGF
IL-18
IL-18

Over-expression of IL-18 results in dramatic loss of cartilage

Control Mouse


normal
cartilage

Mouse over-expressing IL-18
(independent of TNF)


severe
loss of
cartilage

The Effect of Blocking IL-18 in Models of Disease

↓ Streptococcal wall-induced arthritis
(decreased cartilage breakdown, decreased bone loss)

↓ Collagen-induced arthritis
(decreased clinical scores, decreased cartilage loss, bone loss, decreased TNF, IL-1)

↓ Dextran-sulfate-induced colitis
(improved severity scores, maintenance of colon length, decreased TNF, IL-1, IFNγ)

↓ TNBS-induced colitis
(improved clinical scores, decreased cytokines, improved histological scores)

↓ Graft versus Host Disease
(decreased mortality, decreased histological damage, decreased cytokines)

↓ Contact Dermatitis
(decreased histological damage, decreased inflammation)

The Effect of Blocking IL-18 in Models of Disease (cont.)

↓ Human myocardial ischemia (ex vivo) (IL-18BP)
(prevention of loss of contratile function), decreased loss of creatine kinase)

↓ TNF-induced human myocardial dysfunction (IL-18BP)
(prevention of loss of contratile function), decreased loss of creatine kinase)

↓ IL-1β-induced human myocardial dysfunction (IL-18BP)
(prevention of loss of contratile function), decreased loss of creatine kinase)

Conclusions

IL-18 appears to have a significant role in the destructive processes of joint disease and blocking IL-18 in rheumatoid arthritis as well as in other arthritides is likely to be clinically efficacious

IL-18 also appears to play a significant role in other acute and chronic inflammatory diseases. Moreover, these activities of IL-18 are independent of TNF and IL-1, in many cases

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Developments in New Therapies

Philippe Wiesel MD
Medical Director
New Therapies US

Overview

- Raptiva
  - Psoriasis
  - Rheumatoid arthritis
- Interleukin –18 binding protein
  - Current status
  - Development plans
- Onercept
  - Crohn's disease
  - Rheumatoid arthritis
  - Psoriasis & psoriatic arthritis
- Rebif
  - Gastroenterology update

Raptiva

- Successful final phase III trial with Genentech material (announced September 17, 2002)
- Results in line with previous data obtained with Xoma material
- We are on track to file with EMEA in Q1 2003 (Genentech plans to file with FDA by year end)
- Genentech, Xoma, and Serono will co-develop Raptiva in rheumatoid arthritis (RA) and other indications
- A phase II study is ongoing in patients with RA

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Interleukin-18 Binding Protein

Interleukin-18 Binding Protein (IL-18 bp)

- Pre-clinical development completed
- Phase I trials completed
  - Dose rising, single dose administration
  - Repeat dose, 2-week administration
- IL-18 bp: the first IL-18 antagonist in the clinic
- Serono intends to be first in class
- Main indications will include
  - Rheumatoid arthritis
  - Psoriasis and psoriatic arthritis
  - Crohn's disease

r-hTBP-1
(onercept)

Tumour Necrosis Factor (TNF)

- Family of three proteins, coded by distinct genes.
  - TNF-alpha or cachectin
  - TNF-beta or lymphotoxin alpha
  - Lymphotoxin beta (normally cell surface)
- Proteins exist as trimers, and have a conserved three dimensional shape (also shared with CD40-L, CD30-L, etc)



Biology of Tumor Necrosis Factor

- Changes in leukocyte trafficking
- Increased immungenicity of tumour cells
- Selective growth inhibition or lysis of transformed cells
- Control of cytolytic capacity and cytokine secretion of effector lymphocytes
- Stimulation of tissue factor procoagulant activity of the endothelium



Immunostimulatory
Immunosuppressive
Activation of APCs
MHC
Adhesion molecules
Macrophage
Activation of endothelial cells
Endothelial cells
Shock
Activation of neutrophils
Leukotriene
Cytokine induction
Acute phase response
Fever
TNF
Inhibition of T-cell signalling
Apoptosis
Lymphopaenia
Suppression of proliferation
Inhibition of DCs
Defective co-stimulation
Dendritic cell
Cytokine induction
IL-10
TGF-β

TNF and TNF Binding Proteins (TBPs)

- 2 receptors, TNF receptor I or p55 and TNF receptor II or p75 bind TNF-α and TNF-β
- Widely expressed all over the body tissues and organs with various p55/p75 ratios
- TBP-1 corresponds to the soluble extracellular part of the TNF-R I
- TBP-2 corresponds to the soluble extracellular part of the TNF-R II
- TNF biologically inactivated by high affinity interaction with TNF binding proteins
- TBPs exist in body fluids and can reach circulating levels up to ng/mL in certain diseases and correlate with disease activity

Onercept: Serono's TBP-1

- Recombinant human soluble TNF binding protein-1 (r-hTBP-1)
- Natural form - not a fusion protein (Enbrel TBP2/IgG fusion) or an antibody (Remicade IgG1 TNF-α)
- Produced by mammalian cells, as a 161 amino acid glycoprotein, and with 24 fully paired cysteine residues



Disulfide-12
Disulfide-7
Disulfide-6
Disulfide-5
Disulfide-4
Disulfide-8
Disulfide-2
Disulfide-1
C-term
N-term

- TBP-1 is 30-fold more potent in interfering with TNF-α binding to its receptors than TBP-2
- TBP-1 is 5 to 10-fold more potent at inhibiting TNF-α-mediated cytotoxicity than TBP-2

Serono is focusing on natural TBP-1

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Preclinical Summary and Conclusions

- Pharmacokinetics: linear and proportional to dose
- Acute and chronic toxicology studies, up to 2000 mg/kg SC single dose, 200 mg/kg/d for one month (mice, rabbits, monkeys), and up to 10 mg/kg for 9 months: No toxicity, good tolerance
- Reproductive toxicology (mice, rabbits): No fetal effects
- Mutagenicity (*in vitro*): None
- Immunotoxicology (mice, monkeys): Human protein immunogenic in animals
- Cardiovascular studies in dogs and swine: no modifications in heart performance and electrical activity
- Onercept terminal half-life:
  - 3 hours in mice, 16 hours in rabbits, 24 hours in monkeys
- Onercept is pharmacologically active in disease animal models:
  - Septic shock (LPS and E. coli induced shock in mice and rabbits)
  - Joint inflammation (in rabbits)
  - Graft Versus Host Disease and (in rats) and cerebral malaria (in mice) – data not presented

Summary of Phase I

Onercept phase I program
Safety/tolerability
Pharmacokinetics
Biomarkers

First time in man single rising dose 5, 15, 50, 150 mg IV	Bioavailability Latin square 50 mg IV, IM, SC	Repeated dose 48 h intervals 50 mg TIW SC	Repeated dose 48 h intervals 100 mg TIW SC 150 mg TIW SC

- Safety:
  - Very well tolerated, in both genders
  - No alteration in P-450 metabolism
  - No anti-TBP-1 antibody production
- Pharmacokinetics (subcutaneous):

Tri-exponential disposition	linear
Clearance essentially metabolic	~ 3-4 L/h
Renal excretion negligible	< 2.5%
Distribution volume (Vs) » plasma	~ 3-4 L
Vs at steady state > albumin < extracellular fluid	~ 10-12 L
Bioavailability	~ 80%
Terminal half life	~ 20-30 h

Phase II Crohn's Disease (CD)

- A 200 patient trial is ongoing in patients with acute active CD and chronic active CD
- Study will provide results on induction of remission and duration of remission
- All patient have been recruited
- Outcome expected mid 2003

Phase II Rheumatoid Arthritis

- The 6-month treatment period in 134 DMARD-resistant patients in a phase II trial of onercept has been completed
- Onercept demonstrated clear biological activity and excellent safety in RA patients
- At the present time, the overall outcome is insufficient for further development of a competitive product in this therapeutic area at the doses tested (up to 150 mg/week)
- For strategic reasons, we have decided to give priority to the psoriasis project

Organ & Tissue Accumulation of Urinary-TBP-1 1 Hr After IV Administration in Mice



125I uTBP (pg/organ)
8000
6000
4000
2000
0
liver
spleen
kidneys
lungs
heart
thyroid
gut
brain
skin
bladder
g-bladder

Phase II Psoriasis and Psoriatic Arthritis: Study Overview

- Design: Randomised, DBPC phase II study in patients with plaque psoriasis (≥5% BSA and PASI ≥ 8) for at least 6 months, ≥3 active joints, with partial response to DMARDS/standard anti-psoriatic drugs
- Objectives: Evaluate safety and efficacy in moderate to severe plaque psoriasis and active psoriatic arthritis
- Dosing regimen: Placebo, 3 x 50 mg, 3 x 100 mg onercept per week SC for 12 weeks
- Primary Endpoints:
  - % of PASI 75 responders at week 12 (end of treatment)
  - PsARC
  - Safety of onercept administration
- Secondary Endpoints:
  - Skin: PASI 50, Physician Global Assessment, BSA, Histological changes
  - Joints: ACR20, ACR50, ACR70

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Phase II Psoriasis and Psoriatic Arthritis: Current Status

- Patient enrolment completed
- All patients have completed the 12-week treatment period
- Outcome of the study was positive in both skin and joint manifestations of the disease
- Results will be presented at a scientific congress H1 2003
- Based on this data, Serono believes that onercept will be a very safe and effective anti-psoriatic agent
- Therefore, we have decided to focus on psoriasis as the main indication for onercept
- Phase III program planned to start mid 2003

Psoriasis Clinical Development Plan

- Complete phase II study
- Conduct phase III studies: 2 pivotal trials
  - Re-treatment study (3 and 6 month treatment courses)
  - Chronic treatment study (12 months)
  - Ancillary studies
  - Expected initiation of trials: mid 2003
- Expected launch: 2006

Rebif
(interferon β-1a)

Rebif: Gastroenterology Update

- **In hepatitis C:**
  - Phase 3 multicenter, DBPC, dose-finding (44 mcg TIW, SC, 48-week treatment and 24-week follow up)
  - N=250 patients; 15 Asian centers
  - Outcome expected 2005
- **In Crohn's disease:**
  - Phase 2 multicenter, DBPC, dose-finding (44 mcg BIW, 44 mcg TIW or 66 mcg TIW, SC, 12-month treatment)
  - N=192 patients; 35-40 centers worldwide
  - Interim analysis planned
- **In ulcerative colitis:**
  - Phase 2 multicenter, DBPC, dose-finding (44 or 66 mcg TIW, SC, 8-week treatment and 4-week follow up).
  - N=194 patients: enrolment complete; 51 centers worldwide
  - Outcome expected Q3, 2003

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Concluding Remarks

Andrew Galazka MD
Senior Vice President
Scientific Affairs

Therapeutic area	Preclinical phase	Phase 1	Phase 2	Phase 3
Reproductive health	oxytocin receptor antagonist ▪ pre-term labour **prostanoid FP receptor antagonist** ▪ pre-term labour	microencapsulated r-FSH ▪ to reduce the frequency of administration of r-FSH type 1 5-alpha reductase inhibitor* ▪ acne	**anastrozole** ▪ first line therapy in female infertility (OI) **r-LIF** ▪ embryo implantation failure	
Neurology	breaker peptide ▪ Alzheimer's disease chemokine inhibitor ▪ multiple sclerosis IKK-2 inhibitor ▪ multiple sclerosis JNK inhibitor ▪ central nervous system disorders	**IFNAR-2** ▪ to increase the half life of IFN-beta 1a in MS PEG r-IFN-beta 1a* ▪ anti-viral **cladribine** ▪ multiple sclerosis	r-IFN-beta 1a ▪ Guillain-Barré syndrome **r-IL-6 (atexakin alfa)** ▪ diabetic neuropathy	
Growth and metabolism	PEG GHRF ▪ growth retardation **PTP1b inhibitor** ▪ diabetes and obesity			**r-GH** ▪ HARS/ Lipodystrophy
Gastroenterology		r-IL-18 bp ▪ Crohn's disease	r-IFN-beta 1a ▪ Crohn's disease r-IFN-beta 1a ▪ ulcerative colitis r-TBP-1 (onercept) ▪ Crohn's disease	**r-GH** ▪ short bowel syndrome **r-IFN-beta 1a** ▪ chronic hepatitis C in Asian patients
Inflammatory and autoimmune diseases	IKK-2 inhibitor ▪ rheumatoid arthritis JNK inhibitor ▪ ischemic and inflammatory conditions TACI ▪ autoimmune conditions BCMA ▪ autoimmune conditions	r-IL-18 bp ▪ rheumatoid arthritis r-IL-18 bp ▪ psoriasis and psoriatic arthritis	**r-TBP-1 (onercept)** ▪ psoriasis and psoriatic arthritis **efalizumab (Raptiva™)** ▪ rheumatoid arthritis	**efalizumab (Raptiva™)** ▪ psoriasis
Oncology	iturelix nanospheres (GnRH antagonist)* ▪ prostate cancer and BPH			

*out-licensing candidates